THIRD QUARTER REPORT September 30, 2010

Dear Shareholders:

Net income attributable to common shareholders for the three months ended September 30, 2010 was $156 million or $0.28 per diluted share.

Funds from operations (“FFO”) was $169 million or $0.32 per diluted share for the three months ended September 30, 2010, compared with $123 million or $0.28 per diluted share during the same period in 2009.

Commercial property net operating income for the third quarter of 2010 was $175 million, compared with $171 million during the third quarter of 2009. Residential property net operating income for the third quarter of 2010 was $32 million, compared with $21 million during the third quarter of 2009.

Brookfield Office Properties’ occupancy rate finished the quarter at 95.1%, up 30 basis points from the previous quarter.

HIGHLIGHTS OF THE THIRD QUARTER

Leased 1.1 million square feet of space in the quarter at an average net rent of $25 per square foot, which represents a 9% improvement versus the average expiring net rent of $23 per square foot on this space in the quarter. New leases represent 53% of the total with renewals representing the remainder. Year-to-date leasing totals 4.7 million square feet. Highlights from the quarter include:

Washington, DC – 195,000 square feet at an average rental rate of $24.11 per square foot.

Toronto – 192,000 square feet at an average rental rate of $30.84 per square foot.

Houston – 187,000 square feet at an average rental rate of $15.41 per square foot.

Calgary – 136,000 square feet at an average rental rate of $27.93 per square foot.

Acquired 16-property Australian office portfolio comprised of eight million square feet in Sydney, Melbourne and Perth. With a total equity value of A$1.6 billion (US$1.4 billion), the transaction was funded from the company’s available liquidity and a subordinate bridge acquisition facility. The acquisition is consistent with the company’s strategy of investing in markets driven by financial services, government and resource/energy sector tenants within a country poised for strong growth and in portfolios where opportunities for value creation can be achieved.

Entered into a definitive agreement to sell the company’s residential land division for aggregate proceeds of approximately $1.2 billion. The agreement will combine the company’s residential land development business with Brookfield Homes Corp (BHS: NYSE, TSX) to form Brookfield Residential Properties Inc., a diversified North American residential land and housing company with $2.5 billion of assets and an equity value of approximately $1 billion. Brookfield Office Properties’ shareholders will have the opportunity through a rights offering to participate in the ownership of the merged company. Brookfield Asset Management agreed to acquire all shares of the residential land division not taken up as part of the rights offering, ensuring Brookfield Office Properties will be successfully transformed into a pure-play global owner and operator of commercial properties. The transaction is expected to be complete in January of 2011.

Issued C$300 million of preferred shares to a syndicate of underwriters at C$25 per share, subsequent to quarter-end. Holders of Preferred Shares, Series P, will be entitled to receive a cumulative quarterly fixed dividend yielding 5.15% annually for the initial 6 ½-year term period.

Renewed normal course issuer bid. Brookfield Office Properties may purchase on the TSX and/or the NYSE up to 25 million common shares, representing approximately 5% of its issued and outstanding common shares.

Brookfield Office Properties

OUTLOOK

Having completed the first step in our strategic repositioning with the expansion into Australia, we look forward to successfully concluding the next step, divesting our residential land business. Our transformation into a pure-play global office company should result in more transparent performance and growth creating meaningful value for our shareholders.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO

October 27, 2010

Brookfield Office Properties

Commercial Properties Portfolio
			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000S)	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
Direct
NEW YORK
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.7	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Retail		76.2	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	97.4	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,088	1,088
	5	98.7	8,944	280	9,224	233	9,457	100	9,224	9,457	9,169	9,401
BOSTON
53 State Street	1	80.6	1,164	30	1,194	41	1,235	100	1,194	1,235	1,187	1,227
75 State Street	1	85.1	771	25	796	235	1,031	100	796	1,031	791	1,025
	2	82.4	1,935	55	1,990	276	2,266	100	1,990	2,266	1,978	2,252
WASHINGTON, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	10	39	57	38	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	100.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	73.9	307	19	326	—	326	100	326	326	324	324
	6	95.5	1,817	59	1,876	571	2,447	79	1,529	1,933	1,522	1,925
HOUSTON
1201 Louisiana Street	1	83.4	836	8	844	48	892	100	844	892	844	892
	1	83.4	836	8	844	48	892	100	844	892	844	892
DENVER
Republic Plaza	1	94.8	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
	1	94.8	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
MINNEAPOLIS
33 South Sixth Street	2	92.3	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	91.5	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	92.0	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Direct U.S. Properties	19	94.6	16,531	1,262	17,793	2,152	19,945	97	17,446	19,431	17,372	19,353
TORONTO
Brookfield Place
Bay Wellington Tower	1	97.8	1,298	42	1,340	—	1,340	100	1,340	1,340	1,214	1,214
Retail and Parking	1	95.6	—	53	53	690	743	70	37	520	23	472
22 Front Street	1	100.0	136	8	144	—	144	100	144	144	130	131
Exchange Tower	1	93.6	963	66	1,029	131	1,160	50	515	580	466	526
105 Adelaide	1	99.5	176	7	183	49	232	100	183	232	166	210
Hudson’s Bay Centre	1	99.7	536	261	797	295	1,092	100	797	1,092	722	989
Queen’s Quay Terminal	1	98.7	427	77	504	—	504	100	504	504	457	457
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	176	203
Bay Adelaide West	1	84.9	1,155	37	1,192	382	1,574	100	1,192	1,574	1,080	1,426
151 Yonge Street(3)	1	100.0	289	10	299	72	371	25	75	93	75	93
2 Queen Street East(3)	1	98.9	448	16	464	81	545	25	116	136	116	136
	11	95.3	5,616	583	6,199	1,731	7,930	81	5,097	6,440	4,625	5,857
CALGARY
Bankers Hall	3	98.8	1,944	224	2,168	409	2,577	50	1,084	1,289	982	1,167
Bankers Court	1	100.0	255	7	262	62	324	50	131	162	118	147
Suncor Energy Centre	2	96.3	1,710	22	1,732	220	1,952	50	866	976	784	884
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	669	761
Altius Centre(3)	1	98.2	303	3	306	72	378	25	77	95	77	95
	9	98.3	5,640	303	5,943	969	6,912	49	2,896	3,363	2,630	3,054
OTTAWA
Place de Ville I(3)	2	100.0	571	12	583	502	1,085	25	146	271	146	271
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	152	261
Jean Edmonds Towers(3)	2	99.8	541	13	554	95	649	25	138	162	138	162
	6	99.7	1,710	37	1,747	1,030	2,777	25	436	694	436	694
EDMONTON
Canadian Western Bank(3)	1	93.8	371	36	407	91	498	25	102	125	102	125
Enbridge Tower(3)	1	100.0	184	—	184	30	214	25	46	54	46	54
	2	95.7	555	36	591	121	712	25	148	179	148	179
VANCOUVER
Royal Centre	1	97.5	494	95	589	264	853	100	589	853	533	772
	1	97.5	494	95	589	264	853	100	589	853	533	772
OTHER
Other	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Direct Canadian Properties	30	97.1	14,085	1,057	15,142	4,115	19,257	60	9,239	11,602	8,445	10,629
TOTAL DIRECT	49	95.7	30,616	2,319	32,935	6,267	39,202	79	26,685	31,033	25,817	29,982

(1)
Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and Brookfield Office Properties Canada (“BOX”) of 9.4%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P. and a 90.6% ownership interest in BOX

(3)	Represents Canadian Office Fund assets

Brookfield Office Properties

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000S)	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
U.S. OFFICE FUND
MANAGED PROPERTIES
NEW YORK
The Grace Building	1	89.9	1,537	20	1,557	—	1,557	31	489	489	489	489
One New York Plaza	1	98.9	2,558	31	2,589	—	2,589	63	1,631	1,631	1,631	1,631
Newport Tower	1	88.1	1,059	41	1,100	—	1,100	63	693	693	693	693
	3	93.9	5,154	92	5,246	—	5,246	54	2,813	2,813	2,813	2,813
WASHINGTON, D.C.
1200 K Street	1	99.4	366	24	390	44	434	63	246	273	246	273
1250 23rd Street	1	60.6	128	—	128	16	144	63	81	91	81	91
1250 Connecticut Avenue	1	87.6	163	21	184	26	210	63	116	132	116	132
1400 K Street	1	92.2	178	12	190	34	224	63	120	141	120	141
2000 L Street	1	92.6	308	75	383	—	383	63	241	241	241	241
2001 M Street	1	99.6	190	39	229	35	264	62	141	163	141	163
2401 Pennsylvania Avenue	1	83.8	58	19	77	16	93	63	49	59	49	59
Bethesda Crescent	3	90.3	241	27	268	68	336	63	169	212	169	212
One Reston Crescent	1	100.0	185	—	185	—	185	63	117	117	117	117
Silver Spring Metro Plaza	3	84.6	640	47	687	84	771	63	433	486	433	486
Sunrise Tech Park	4	90.2	315	1	316	—	316	63	199	199	199	199
Two Reston Crescent	1	99.1	182	3	185	—	185	63	117	117	117	117
Two Ballston Plaza	1	91.3	204	19	223	—	223	63	140	140	140	140
Victor Building	1	88.5	302	45	347	—	347	31	109	109	109	109
1550 & 1560 Wilson Blvd	2	96.6	248	35	283	76	359	63	178	226	178	226
1225 Connecticut Ave	1	100.0	216	25	241	94	335	63	152	211	152	211
	24	91.5	3,924	392	4,316	493	4,809	61	2,608	2,917	2,608	2,917
LOS ANGELES
601 Figueroa	1	77.8	1,037	2	1,039	123	1,162	63	655	732	655	732
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	63	896	1,112	896	1,112
Ernst & Young Tower	1	73.8	910	335	1,245	391	1,636	63	784	1,031	784	1,031
Landmark Square	1	86.0	420	23	443	212	655	63	279	413	279	413
Marina Towers	2	89.5	356	25	381	87	468	32	120	147	120	147
	6	83.8	4,106	424	4,530	1,156	5,686	60	2,734	3,435	2,734	3,435
HOUSTON
One Allen Center	1	97.1	914	79	993	—	993	63	626	626	626	626
Two Allen Center	1	97.5	987	9	996	—	996	63	627	627	627	627
Three Allen Center	1	91.7	1,173	22	1,195	—	1,195	63	753	753	753	753
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	63	798	798	798	798
Continental Center I	1	94.5	1,048	50	1,098	411	1,509	63	692	951	692	951
Continental Center II	1	88.6	428	21	449	81	530	63	283	334	283	334
KBR Tower	1	98.9	985	63	1,048	254	1,302	32	330	410	330	410
500 Jefferson Street	1	97.4	351	39	390	44	434	63	246	273	246	273
	8	96.1	7,115	321	7,436	790	8,226	58	4,355	4,772	4,355	4,772
U.S. Office Fund – Managed	41	92.1	20,299	1,229	21,528	2,439	23,967	58	12,510	13,937	12,510	13,937
U.S. Office Fund – Non-managed	19	86.8	6,002	253	6,255	1,019	7,274	57	3,491	4,121	3,491	4,121
TOTAL U.S. OFFICE FUND	60	90.9	26,301	1,482	27,783	3,458	31,241	58	16,001	18,058	16,001	18,058

(1)	Reflects Brookfield Office Properties interest before considering minority interest of fund subsidiaries of 14%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above which includes an effective 47% interest in U.S. Office Fund

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000S)	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
AUSTRALIAN PROPERTIES
SYDNEY
Macquarie Bank Building	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	296	5	301	15	316	50	151	159	151	159
American Express House(3)	1	100.0	156	5	161	10	171	100	161	171	109	116
World Square Retail	2	99.2	—	186	186	74	260	50	93	130	93	130
ATO World Square	1	100.0	248	—	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	100.0	—	61	61	—	61	100	61	61	61	61
	7	99.9	1,030	282	1,312	165	1,477	71	945	1,052	893	997
MELBOURNE
Southern Cross East Tower(3)	1	100.0	858	—	858	133	991	100	858	991	789	911
Southern Cross West Tower	1	99.8	499	11	510	—	510	50	255	255	256	256
Defence Plaza(3)	1	100.0	205	—	205	9	214	100	205	214	139	145
	3	99.9	1,562	11	1,573	142	1,715	85	1,318	1,460	1,184	1,312
PERTH
Bishops See South Tower	1	100.0	192	—	192	14	206	50	96	103	96	103
	1	100.0	192	—	192	14	206	50	96	103	96	103
TOTAL	11	99.9	2,784	293	3,077	321	3,398	77	2,359	2,615	2,173	2,412

(1)	Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Prime Property Fund of 31.6%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above which includes a 68.4% ownership interest in Brookfield Prime Property Fund
(3)	Represents Brookfield Prime Property Fund assets

Brookfield Office Properties

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000S)	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
JOINTLY CONTROLLED AND PARTICIPATING LOAN INTERESTS
245 Park Avenue (NY)	1	96.8	1,719	68	1,787	—	1,787	51	911	911	906	906
Four World Financial Center (NY)	1	100.0	1,861	43	1,904	48	1,952	51	971	996	965	990
First Canadian Place (Toronto)(3)	1	95.8	2,378	232	2,610	170	2,780	25	653	695	653	695
NAB House (Sydney)(5)	1	99.1	430	—	430	31	461	25	108	116	108	116
IAG House (Sydney)(5)	1	100.0	390	27	417	11	428	50	209	215	209	215
E&Y Centre (Sydney)(4)	1	100.0	732	—	732	55	787	50	366	394	249	268
Darling Park Complex (Sydney)(5)	3	97.6	938	265	1,203	82	1,285	30	361	386	361	386
Bourke Place Trust (Melbourne)(5)	1	96.4	702	—	702	106	808	43	302	348	302	348
TOTAL	10	97.7	9,150	635	9,785	503	10,288	39	3,881	4,061	3,753	3,924

TOTAL PROPERTIES	130	94.3	68,851	4,729	73,580	10,549	84,129	66	48,926	55,767	47,744	54,376
TOTAL MANAGED	111	95.1	62,849	4,476	67,325	9,530	76,855	67	45,435	51,646	44,253	50,255

(1)
Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 9.4% and Brookfield Prime Property Fund of 31.6%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., a 90.6% ownership interest in BOX and a 68.4% ownership interest in Brookfield Prime Property Fund

(3)	Represents Canadian Office Fund asset
(4)	Represents Brookfield Prime Property Fund asset
(5)	Represents assets held through participating loan interests

Brookfield Office Properties

Management’s Discussion and Analysis of Financial Results

FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this interim report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
October 27, 2010

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2010 includes material information up to October 27, 2010. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All dollar references, unless otherwise stated, are in millions of US dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$”, respectively. Amounts in British pounds are identified as “GBP.”

Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, Brookfield Properties Corporation (“Brookfield Office Properties”) has adopted IFRS as our basis of financial reporting commencing with our interim financial statements for the three months ended March 31, 2010 and using January 1, 2009 as our transition date. The adoption of IFRS by the company is one year ahead of the mandatory conversion date for Canadian public companies. While the adoption of IFRS has not had an impact on the company’s reported net cash flows, there have been material impacts on its consolidated balance sheets and statements of income, which are discussed further in Part II of this MD&A.

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties over the past nine months as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 60 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), depreciation, income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income and a reconciliation of net income to funds from operations on page 38. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. Net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Office Properties is a publicly traded global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America and Australia, and the second being the development of residential land, although we recently announced our plan to dispose of this business. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund established to acquire the Trizec portfolio and the Canadian Office Fund is a single-purpose fund established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At September 30, 2010, the carrying value of Brookfield Office Properties’ assets was $18.9 billion. During the three months ended September 30, 2010, we generated $156 million of net income attributable to common shareholders ($0.28 per diluted share) and $169 million of funds from operations ($0.32 per share).  During the nine months ended September 30, 2010, we generated $562 million of net income attributable to common shareholders ($1.00 per diluted share) and $511 million of funds from operations ($0.97 per share).

Brookfield Office Properties

FINANCIAL HIGHLIGHTS
Brookfield Office Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2010	2009	2010	2009
Results of operations
Total revenue	$458	$380	$1,296	$1,037
Net income (loss) attributable to common shareholders	156	(288)	562	(1,289)
Earnings (loss) per share attributable to common shareholders – diluted	0.28	(0.66)	1.00	(3.22)
Funds from operations	169	123	511	348
Funds from operations per share	0.32	0.28	0.97	0.86
Common share dividends paid per share	0.14	0.14	0.42	0.42
			Sept. 30, 2010	Dec. 31, 2009
Balance sheet
Total assets			$18,861	$15,446
Commercial properties(1)			11,782	9,820
Commercial property debt(1)			7,336	5,307
Shareholders’ equity			7,439	6,818
Common equity per share – diluted			13.68	12.99
Common equity per share – diluted (pre-tax)(2)			14.71	13.99

(1)	Includes assets and liabilities related to discontinued operations
(2)	Excluding deferred tax liability

GUIDANCE
At the beginning of the year, we announced diluted funds from operations per share prior to lease termination income, special fees and gains would be in the range of $1.15 to $1.20 with a mid-point of $1.18. After realizing a gain of $53 million in the second quarter of 2010 on a return on an investment, we revised our mid-point guidance to $1.28. Now, nine months into the year, we are revising guidance to reflect:

•	Incremental interest and other income as a result of higher than expected returns on investment of capital of $0.05 per share;
•	A performance fee to be earned in the fourth quarter of 2010 within our Canadian Office Fund of $0.06 per share; and
•
The impact of the investment in a portfolio of assets in Australia at the end of the third quarter of 2010 which is expected to contribute $0.03 per share inclusive of increased interest expense on the related acquisition financing;

•	Offset in part by:
o
An increase to general and administrative expenses of $0.02 per share as a result of transaction costs associated with the investment in the portfolio in Australia and the creation of Brookfield Office Properties Canada (“BOX”), our newly formed REIT in Canada; and

o	The addition of depreciation on non-real estate items as a reduction to funds from operations of $0.03 per share.

Based on the above, and taking into account the potential volatility of the Canadian and Australian dollars, we our revising our 2010 guidance to be in the range of $1.34 to $1.36 with a midpoint of $1.35.

COMMERCIAL PROPERTY OPERATIONS
Our managed commercial property portfolio consists of interests in 111 properties totaling 77 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries which are fully consolidated on our balance sheet and through entities that we jointly control with our partners for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize investments in certain assets in Australia in the form of participating loan interests.

Brookfield Office Properties

The following table summarizes our investment properties portfolio by ownership type (refer to commercial properties portfolio listing for more detail on page 3):

	Number of	Assets Under Management		Proportionate(1)		Proportionate Net of Minority Share(2)
(Square Feet in 000’s)	Properties	Leasable	Total	Leasable	Total	Leasable	Total
Direct(3)
U.S. Properties	15	15,263	16,894	14,916	16,380	14,842	16,302
Canadian Properties	28	14,551	18,545	9,091	11,423	8,297	10,450
Australian Properties	11	3,077	3,398	2,359	2,615	2,173	2,412
	54	32,891	38,837	26,366	30,418	25,312	29,164
Held for sale	6	3,121	3,763	2,678	3,230	2,678	3,230
Equity accounted investments and participating loan interests
U.S. Office Fund – Managed	41	21,528	23,967	12,510	13,937	12,510	13,937
U.S. Office Fund – Non-Managed	19	6,255	7,274	3,491	4,121	3,491	4,121
Other jointly controlled entities and participating loan interests	10	9,785	10,288	3,881	4,061	3,753	3,924
	76	40,689	45,292	22,560	25,349	22,432	25,212
Total	130	73,580	84,129	48,926	55,767	47,744	54,376
Total – Managed	111	67,325	76,855	45,435	51,646	44,253	50,255

(1)
Reflects Brookfield Office Properties interest before considering minority interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 9.4% and Brookfield Prime Property Fund of 31.6%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., a 90.6% ownership interest in BOX, an effective 47% interest in the U.S. Office Fund and a 68.4% ownership interest in Brookfield Prime Property Fund

(3)	Includes 32 properties that are fully consolidated and 28 that are proportionately consolidated, 11 of which are in our Canadian Office Fund

Brookfield Office Properties

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 130 commercial office properties including non-managed properties, 32 are wholly owned, 26 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 72 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund with the exception of our interest in First Canadian Place which, as a result of the interest being owned through a jointly controlled entity, is equity accounted. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this Fund following the equity method.

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

In the third quarter of 2010, we entered into an arrangement with our parent company, Brookfield Asset Management Inc. (‘BAM”) through which we obtained an economic interest in a portfolio of properties in Australia (the “Australian portfolio”) owned by another BAM subsidiary. We established a wholly-owned subsidiary, BOPA Ltd. (“BOPA”) to hold our interest in the Australia portfolio. Under the terms of the arrangement, BOPA advanced A$1.6 billion to BAM in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted, and accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by us. Consistent with our policy for measurement of transactions with entities under common control, we have measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we also obtained a 68.4% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interest in the net assets of Prime in equity.

BOPA also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron, Wells Fargo/Wachovia, CIBC, RBC, Kellogg Brown & Root, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part IV (“Risks and Uncertainties”) of this MD&A, which begins on page 50.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, approximately 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, less than 8% of our leases, on average, mature annually over the next five years.

Brookfield Office Properties

Our average lease term is seven years. The following is a breakdown of lease maturities in our managed portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates:

		2010		2011		2012		2013
	Current	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent
Sept. 30, 2010
U.S. Properties
Midtown New York	215	77	$39	60	$37	15	$44	587	$34
Downtown New York	275	19	24	918	32	455	11	4,782	36
Washington	451	62	19	206	25	586	24	390	24
Los Angeles	733	38	20	313	19	833	24	189	27
Houston	427	39	12	733	14	952	13	462	16
Boston	350	—	—	450	43	48	23	32	28
Denver	69	55	24	112	17	86	21	154	23
Minneapolis	204	16	8	61	13	129	16	145	7
	2,724	306	$24	2,853	$26	3,104	$18	6,741	$32
Canadian Properties
Toronto	401	289	$28	388	$27	601	$26	1,504	$29
Calgary	99	9	34	314	31	446	30	509	32
Ottawa	6	2	33	14	17	13	22	1,151	20
Other	40	8	23	110	19	59	22	116	23
	546	308	$28	826	$27	1,119	$27	3,280	$26
Australian Properties
Sydney	34	28	$87	85	$59	200	$57	137	$81
Melbourne	26	38	38	275	34	69	37	13	46
Perth	—	—	—	—	—	—	—	—	—
	60	66	$59	360	$40	269	$52	150	$78
Total	3,330	680	$29	4,039	$28	4,492	$23	10,171	$31
Total % expiring	4.9%	1.0%		6.0%		6.7%		15.1%
End of prior year	5.0%	3.8%		6.8%		7.9%		17.8%
Difference	-0.1%	-2.8%		-0.8%		-1.2%		-2.7%

	2014		2015		2016		Beyond		Total
	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq.ft.)
Sept. 30, 2010
U.S. Properties
Midtown New York	148	$34	110	$51	105	$38	3,121	$54	4,438
Downtown New York	290	39	2,201	19	494	29	4,289	34	13,723
Washington	1,390	25	410	32	117	30	2,580	43	6,192
Los Angeles	261	23	275	22	387	28	1,501	28	4,530
Houston	396	12	1,004	14	65	13	4,202	19	8,280
Boston	46	38	3	45	508	31	553	31	1,990
Denver	128	17	68	21	164	24	493	22	1,329
Minneapolis	202	13	178	5	345	16	1,250	13	2,530
	2,861	$24	4,249	$20	2,185	$27	17,989	$33	43,012
Canadian Properties
Toronto	299	$31	623	$29	690	$28	4,014	$29	8,809
Calgary	161	37	1,228	30	788	22	2,389	34	5,943
Ottawa	9	26	543	14	4	20	5	42	1,747
Other	46	18	218	21	56	22	600	16	1,253
	515	$32	2,612	$26	1,538	$25	7,008	$30	17,752
Australian Properties
Sydney	64	$90	583	$73	813	$66	2150	$90	4,094
Melbourne	152	43	170	48	55	60	1477	94	2,275
Perth	—	—	—	—	—	—	192	61	192
	216	$57	753	$67	868	$66	3,819	$90	6,561
Total	3,592	$27	7,614	$27	4,591	$34	28,816	$40	67,325
Total % expiring	5.3%		11.3%		6.8%		42.9%		100.0%
End of prior year	5.8%		11.2%		5.0%		36.7%		100.0%
Difference	-0.5%		0.1%		1.8%		6.2%

Brookfield Office Properties

COMMERCIAL DEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at September 30, 2010:

					(Square feet in 000’s)
	Region	Description	Sites	Owned Interest (%)	Total	Proportionate(1)	Proportionate Net of Minority Share (2)
Direct owned
Manhattan West	New York	Between 31st and 33rd Streets across from	1	100%	5,400	5,400	5,400
		the Farley Post Office
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	432
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	125
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	1,200
300 Queen Street(3)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
1501 Tremont Place	Denver	One Block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One Block from Republic Plaza	1	100%	600	600	600
			8		10,960	10,034	10,034
U.S. Office Fund
Reston Crescent	Washington, D.C.	36 acre landscaped campus in Reston, VA	1	63%	724	456	456
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	63%	500	315	315
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	63%	600	378	378
Five Allen Center	Houston	Adjacent to the Allen Center	1	63%	1,100	693	693
			4		2,924	1,842	1,842
Australia
City Square	Perth	45-story City Square tower block in the heart of Perth’s business district	1	100%	920	920	920
			1		920	920	920
Other jointly controlled entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	820	410	410

Total Development			14		15,624	13,206	13,206

(1)
Reflects Brookfield Office Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BOX of 9.4%

(2)
Reflects Brookfield Office Properties interest net of non-controlling interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., a 90.6% ownership interest in BOX, and an effective 47% interest in the U.S. Office Fund

(3)	Included in Canadian Office Fund

Brookfield Office Properties

RESIDENTIAL DEVELOPMENT INVENTORIES
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.

In October 2010, we entered into a definitive agreement to sell our residential land division for aggregate proceeds of approximately $1.2 billion. The transaction is expected to be complete in January of 2011.

We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots and accordingly are classified as non-current on the balance sheet. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs. Both land under development and housing inventory consist of inventory that will be sold in the current operating cycle for that phase and accordingly are classified as current assets on our balance sheet.

	Current		Non-current
	Under Development	Housing Inventory	Held for Development
	Number of Lots/Acres	Number of Units	Number of Acres
Single Family (Lots/Acres)
Alberta	2,522	186	5,863
Ontario	188	266	1,488
Colorado	959	―	2,247
Texas	94	―	3,944
Missouri	88	―	205
Total Single Family (Lots/Acres)	3,851	452	13,747
Total Single Family (Acre Equivalent)(1)	670

Multi-Family and Commercial (Acres)
Alberta	201	214	―
Colorado	10	―	―
Texas	1	―	―
Total Multi-Family and Commercial (Acres)	212	214	―

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Brookfield Office Properties

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income attributable to common shareholders;

•	Net operating income;

•	Funds from operations;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to common shareholders, net operating income and funds from operations. Although net income attributable to common shareholders is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation of net income attributable to common shareholders to funds from operations on page 38 of this MD&A.

Net Income Attributable to Common Shareholders
Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions.

Funds from Operations
We define funds from operations as income before fair value adjustments, depreciation, income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income attributable to common shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Office Properties

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not have an impact on our reported net cash flows, it did have a material impact on our consolidated balance sheets and statements of income. In particular, our opening IFRS balance sheet reflects the revaluation of substantially all of our commercial properties and developments to fair value and, as a result, our intangible assets and liabilities are no longer separately recognized. Also, our U.S. Office Fund and certain other joint ventures which were consolidated as variable interest entities or proportionately consolidated are recorded as investments accounted for following the equity method. All such changes to the opening balance sheet required a corresponding tax adjustment to be recorded based on the resultant differences. The impact of these differences on the January 1, 2009 opening balance sheet under IFRS compared to our December 31, 2008 balance sheet under Canadian GAAP resulted in common equity increasing from $3.4 billion to approximately $5.8 billion or approximately $15 per share. In addition, the impact of these differences on our December 31, 2009 balance sheet under IFRS compared to the balance sheet under Canadian GAAP resulted in common equity increasing from $4.5 billion to $6.5 billion or approximately $13 per share.

IFRS 1: First-Time Adoption of IFRS
The adoption of IFRS required the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which we applied in preparation of our first financial statements under IFRS:

a)	Business Combinations
IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. We made this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative Translation Differences
IAS 21, “The Effects of Changes in Foreign Exchange Rates”, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We deemed all cumulative translation differences to be zero on transition to IFRS by adjusting the cumulative amounts through opening retained earnings.

IFRS 1 allows for certain other optional exemptions; however, such exemptions were not deemed to be significant to our adoption of IFRS.

The following discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which will be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of our conversion to IFRS may be different than its current expectation.

Impact of IFRS on Financial Position
The following paragraphs quantify and describe the impact of significant differences between Canadian GAAP and IFRS on our consolidated balance sheet.

Commercial Properties and Commercial Developments
We consider our commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. We have elected to use the fair value model. We have determined that the fair value of our commercial property and development portfolio at January 1, 2009 is approximately $3.3 billion (December 31, 2009 - $1.8 billion) greater than the carrying value under Canadian GAAP, inclusive of fair value adjustments relating to investment properties that are held in joint ventures that will be accounted for following the equity method under IFRS and net of corresponding intangible assets and liabilities and straight-line rent which were recorded separately under Canadian GAAP. This increase is offset by the deconsolidation of the aforementioned equity accounted joint ventures which is discussed further below.  We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 and December 31, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows, and using weighted average discount and terminal capitalization rates of approximately 8% and 7%, respectively. Commercial developments under active development were also measured using a discounted cash flow model, net of costs to complete. Developments in the planning phase were measured using comparable market data.

Brookfield Office Properties

Equity Accounted Investments
The balance of equity accounted investments at January 1, 2009 is approximately $3.0 billion (December 31, 2009 - $1.9 billion) under IFRS. These investments relate primarily to entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that we will account for following the equity method, including our investment in the U.S. Office Fund. The carrying amount of our equity accounted investments reflects our proportionate share of the adjustments required in order to measure the investment properties in these joint ventures at their fair values.

Receivables and Other
Straight-line rent receivable reflected in receivables and other under Canadian GAAP is included in the carrying amount of commercial properties in our balance sheets under IFRS. The balance of receivables and other at January 1, 2009 decreased by approximately $0.3 billion (December 31, 2009 - $0.6 billion) under IFRS as a result of the reclassification of straight-line rent receivable balances to commercial property, as well as the impact of accounting for the U.S. Office Fund and certain other joint ventures following the equity method.

Intangible Assets and Liabilities
With the adoption of IFRS, we derecognized our intangible assets and liabilities that relate to tenant leases otherwise considered in the determination of the fair value of our investment properties. This resulted in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively at January 1, 2009 (December 31, 2009 - $0.5 billion and $0.6 billion).

Deferred Tax Liability
The deferred tax liability at January 1, 2009 increased by approximately $0.4 billion (December 31, 2009 $0.3 billion) under IFRS primarily due to the increased carrying values of our commercial properties and developments. The deferred tax liability under IFRS will generally be determined by applying tax rates to temporary differences based on the general expectation that the method of realization is through owning and operating our properties rather than through sale.

Commercial Property Debt
The reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 decreased by approximately $5.5 billion (December 31, 2009 - $6.2 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily related to the deconsolidation of debt held by entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that are equity accounted under IFRS.

Financial Instruments
The following are the summary of differences from Canadian GAAP in respect of the following instruments:

a)	Secured loans
Under IFRS we designated our secured loans as fair value through profit and loss (“FVTPL”) on the basis that these financial assets are managed and performance evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009 and had a fair value adjustment of approximately $7 million at December 31, 2009.

b)	Commercial property debt
Under Canadian GAAP certain participating commercial property debt was being accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separate from the host instrument. Under IFRS, the participation feature is accounted for separately at fair value and had a carrying amount of $49 million at January 1, 2009 (December 31, 2009 - $54 million).

c)	U.S. Office Fund put and call arrangement
Our option under the U.S. Office Fund put and call arrangement is a derivative financial instrument measured at fair value.  Similarly, our obligation under the related cash “true-up” payments represents a financial instrument with an embedded derivative relating to the adjustment for cross participation in changes in fair value of the respective portfolios of sub-managed properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses). Prior to the reorganization of ownership interests in the U.S. Office Fund in the second quarter of 2009, we did not hold a direct investment in the venture and therefore were not legally a party to the put and call arrangement. Accordingly, we first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The net carrying amount of the U.S. Office Fund option and true up at December 31, 2009 was $321 million.

Non-controlling Interests and Capital Securities – Fund Subsidiaries
The reported balances of non-controlling interests and capital securities – fund subsidiaries at January 1, 2009 decreased by approximately $0.5 billion (December 31, 2009 - $0.5 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that were consolidated under Canadian GAAP that are equity accounted under IFRS. Any remaining non-controlling interests are presented in equity under IFRS.

Brookfield Office Properties

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant recurring differences between Canadian GAAP and IFRS that affect net income.

Fair Value Changes
As a result of electing to use the fair value model to account for our investment properties, net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period. The impact of fair value changes resulted in a decrease to net income in 2009 of approximately $1.0 billion on an annualized basis (three and nine months ended September 30, 2009 - $0.4 billion and $1.8 billion, respectively).

Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, historic intangible balances established under Canadian GAAP in connection with past business combinations are no longer separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on our commercial properties resulted in an increase to net income of approximately $0.5 billion on an annualized basis (three and nine months ended September 30, 2009 - $0.1 billion and $0.4 billion, respectively).

Revenue Recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only requires rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. This difference, applied retrospectively, resulted in a reduction of net income under IFRS. For the three months ended September 30, 2009 this reduction was insignificant. Also, as we are no longer separately accounting for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue is eliminated under IFRS. This difference resulted in a reduction of revenue under IFRS of approximately $123 million on an annualized basis (three and nine months ended September 30, 2009 - $28 million and $96 million, respectively).

Financial Instruments
As described above, certain financial instruments were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS. Additionally, certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in fair value gains (losses).

Income Taxes
We have recorded the corresponding tax effect of the foregoing differences, which resulted in an increase to net income in the amount of $0.1 billion on an annualized basis for 2009 (three and nine months ended September 30, 2009 – increase to net income of $43 million and $127 million, respectively) owing primarily to the fair value loss recorded in respect of our investment properties for the period.

Other
In connection with the reorganization of the U.S. Office Fund, a $39 million gain was recognized under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of non-controlling equity interest in the Fund. Under IFRS, no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. However, we did recognize a bargain purchase gain of approximately $159 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that we received in the reorganization over the deemed cost, which was the carrying amount of the our pre-existing investment in a subsidiary of the venture. The adjustment to December 31, 2009 retained earnings also reflects the cumulative amortization of the excess of the carrying amount of our investment in the venture over the inside basis carrying amount of its net assets.

Internal Control over Financial Reporting
The conversion to IFRS from Canadian GAAP impacts the way we present our financial results and the accompanying disclosures. We have evaluated the impact of the conversion on our financial reporting systems, processes and controls and have noted that the most significant change to our internal and disclosure environment is the requirement to measure and report our portfolio of investment properties at fair value. This change has required us to design and implement new processes and internal controls surrounding the determination of fair values which include, but are not limited to, management’s consideration of recent and comparable transactions, discount rates, estimates of future rental rates and leasing activities, and future capital expenditures, as well as, where appropriate, engaging external specialists to assist with the evaluation of fair value.

Brookfield Office Properties

PART III – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $18.9 billion at September 30, 2010, up $3.4 billion as compared with December 31, 2009 largely as a result of the acquisition of 18 Australian properties during the third quarter of 2010 as well as an increase in the value of our commercial properties. The following is a summary of our assets:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Non-current assets
Investment properties
Commercial properties	$11,433	$9,513
Commercial developments	916	469
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	1,168	945
Other jointly controlled entities	1,292	891
Investments in associates	18	15
Participating loan interests	328	―
Residential development inventories	769	797
Other non-current financial assets	1,085	583
	17,009	13,213
Current assets
Residential development inventories	485	438
Receivables and other assets	847	1,341
Restricted cash and deposits	30	39
Cash and cash equivalents	140	104
	1,502	1,922
Assets held for sale(1)	350	311
Total assets	$18,861	$15,446

(1)	Includes $349 million of commercial properties and $1 million of other assets at September 30, 2010 (December 31, 2009 - $307 million and $4 million, respectively)

COMMERCIAL PROPERTIES
Commercial properties comprise our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $11.4 billion as at September 30, 2010 up $1.9 billion from the balance at December 31, 2009. The increase is attributable to the acquisition of an economic interest in 11 properties in Australia that we consolidate, as well as an increase in the fair values of our properties and the acquisition of an additional 50% ownership interest in 77 K Street in Washington, D.C, bringing our ownership in this property to 100%. The increase in the fair values of our properties is due primarily to capital expenditures, foreign currency translation and improvements in leasing and timing of cash flows. The consolidated fair value of our North American and Australian commercial properties at September 30, 2010 is approximately $391 per square foot.

A breakdown of our direct commercial properties is as follows:

		Sept. 30, 2010		Dec. 31, 2009
(Millions, except per square feet)	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)	Value psf
United States(1)	$5,982	16,380	$365	$5,777	16,052	$360
Canada	3,833	11,423	336	3,736	11,602	322
Australia	1,618	2,615	619	―	―	―
Total	$11,433	30,418	$391	$9,513	27,654	$344

(1)	Excludes value associated with assets held for sale of $349 million (December 31, 2009 - $307 million) or $116 psf (December 31, 2009 - $101 psf)

Brookfield Office Properties

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2010			Dec. 31, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	7.60%	8.72%	12.25%	7.25%	8.80%
Terminal cap rate	10.00%	5.50%	6.79%	10.00%	5.50%	6.87%
Investment horizon (yrs)	15	2	10	15	2	10
Canada
Discount rate	8.75%	6.75%	7.37%	8.75%	6.75%	7.38%
Terminal cap rate	8.00%	6.25%	6.65%	8.00%	6.25%	6.65%
Investment horizon (yrs)	15	10	10	15	10	10
Australia
Discount rate	9.75%	9.00%	9.10%	―	―	―
Terminal cap rate	8.75%	7.00%	7.33%	―	―	―
Investment horizon (yrs)	10	10	10	―	―	―

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Fair value of $11,433 million at September 30, 2010 (December 31, 2009 - $9,513 million) results in a going in capitalization rate of 6.6% (December 31, 2009 – 6.8%) based on annualized third quarter 2010 net operating income, adjusted for the exclusion of the investment in Australia properties as there was no net operating income associated with these properties during the quarter as well as certain non-recurring income and stabilization of certain properties recently transferred from development.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the three months and nine months ended September 30, 2010, such expenditures totaled $18 million and $32 million, respectively, compared with $10 million and $45 million expended during the same periods in 2009.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2010 totaled $7 million and $21 million, respectively, compared with $3 million and $7 million during the same periods in 2009. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations to our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current year, we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During the three and nine months ended September 30, 2010, $2 million and $5 million of our total capital expenditures were recoverable, compared with $2 million and $5 million in the prior year.

The following table summarizes the changes in value of our commercial properties in the nine months ended September 30, 2010:

(Millions)	Sept. 30, 2010
Beginning of period	$9,513
Fair value adjustments	109
Foreign exchange	84
Acquisitions (1)	1,696
Dispositions and reclassification to assets held for sale	(41)
Expenditures and other	72
End of period	$11,433
(1) Represents acquisition of an economic interest in Australian properties as well as purchase of remaining 50% ownership interest in 77 K Street in Washington, D.C. and the reclassification of our existing 50% ownership interest therein, previously classified as an equity accounted entity

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $916 million at September 30, 2010, an increase of $447 million from $469 million at December 31, 2009. The increase is primarily attributable to our acquisition of an economic interest in a development site in Perth, Australia. Based on 13 million of development square feet at our owned interest, the value at September 30, 2010 represents approximately $69 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver and Perth, Australia, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

Brookfield Office Properties

Expenditures for development of commercial properties totaled $7 million and $22 million, respectively, for the three and nine months ended September 30, 2010 as compared with $31 million and $108 million during the three and nine months ended September 30, 2009. The decrease is due to lower construction costs as a result of reaching practical completion on our largest active projects in 2009, including Bay Adelaide Centre in Toronto and Bankers Court in Calgary.

The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)		2010	2009		2010	2009
Construction costs	$	―	$18	$	―	$66
Capitalized borrowing costs		6	9		19	30
Property taxes and other		1	2		3	2
Tenant improvements		―	2		―	10
Total		$7	$31		$22	$108

The following table summarizes the changes in value of our commercial developments in the nine months ended September 30, 2010:

(Millions)	Sept. 30, 2010
Beginning of period	$469
Fair value adjustments	(46)
Foreign exchange	3
Acquisitions(1)	468
Expenditures and other	22
End of period	$916
(1)Represents the acquisition of an economic interest in City Square development in Perth, Australia

INVESTMENT IN U.S. OFFICE FUND
Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%.

Our interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “Venture”), an entity established by us and our joint venture partner, The Blackstone Group (“Blackstone”). The Venture owns a portfolio of commercial properties which are sub-managed by us and Blackstone. Together with Blackstone we have joint control over the strategic financial and operating policy decisions relating to the activities of the Venture and, accordingly, we account for our interest in the Venture following the equity method of accounting. We manage the Brookfield sub-managed portfolio on behalf of the Venture, and manage the interest in the Fund on behalf of a consortium of investors.

Following a reorganization of the investors’ interests in the Fund which was completed in the second quarter of 2009, our interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC. The remaining 24% interest is held by one of our Fund partners. BPOP Holdings (U.S.) LLC in turn holds a 60% equity interest in the Venture. BPOP Holdings (U.S.) LLC is consolidated in our financial statements with the 24% interest held by a Fund partner included as non-controlling interests – fund subsidiaries. The balance of our investment is held through a 7% interest in Brookfield Properties Office Partners, Inc., which in turn owns a 14% interest in the Venture. Prior to the reorganization, our interest in the U.S. Office Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 38% equity interest in a subsidiary of the Venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

The economic interests in the Fund can be summarized as follows:

	Holdings	Economic Interest
Brookfield Office Properties	76% of BPOP Holdings (U.S.) LLC which owns 60% of Venture(1)	47%
Fund Partners	24% of BPOP Holdings (U.S.) LLC which owns 60% of Venture	14%
		61%
Blackstone	26% of Venture	26%
Other Fund Partners	93% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture	13%
		100%

(1)	In addition Brookfield Office Properties owns 7% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture

Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the Venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption of Blackstone’s equity in the Venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. Our put option is a derivative financial instrument classified as FVTPL and presented in non-current financial assets. Our obligation under the true-up represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

Brookfield Office Properties

The fair value of the U.S. Office Fund option is estimated as the difference between the expected value of Blackstone’s interest in the Venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date discounted to the balance sheet date using the applicable risk-free discount rate. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up in respect of changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable risk-free discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method.

Summarized financial information in respect of the Venture is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$7,507	$6,873
Commercial developments	44	244
Current assets	173	177
Total assets	7,724	7,294
Non-current liabilities
Commercial property debt(1)	5,689	5,704
Current liabilities	277	287
Total liabilities	5,966	5,991
Net assets	1,758	1,303
Our net investment in the venture(2)	$1,168	$945

(1)	Refer to page 29 for debt details
(2)	Includes non-controlling interests share of net assets of the venture of $357 million as at September 30, 2010 (2009 - $305 million)

Brookfield Office Properties net investment in the U.S. Office Fund of $1,168 million at September 30, 2010 (December 31, 2009 - $945 million) is inclusive of a non-controlling interest of a Fund partner of $357 million at September 30, 2010 (December 31, 2009 - $305 million). The company’s investment, net of this interest, of $811 million at September 30, 2010 (December 31, 2009 - $640 million) should be considered in conjunction with the value of the U.S. Office Fund option of $323 million at September 30, 2010 (December 31, 2009 – $346 million), which is included in non-current financial assets and described on page 24, and the value of the true-up liability of $20 million at September 30, 2010 (December 31, 2009 - $25 million), which is included in non-current financial liabilities and is described on page 31.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$221	$206	$645	$615
Expenses	(154)	(151)	(450)	(434)
Earnings before fair value gains (losses)	67	55	195	181
Fair value gains (losses)	36	37	294	(1,269)
Net earnings (losses)	103	92	489	(1,088)
Our net earnings (losses) from the venture(1)	$46	$48	$243	$(550)

(1)
Includes non-controlling interests share of earnings (losses) of $12 million and $52 million for the three and nine months ended September 30, 2010, respectively (2009 – earnings of $6 million and a loss of $12 million, respectively)

Brookfield Office Properties

OTHER JOINTLY CONTROLLED ENTITIES
Brookfield Office Properties has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties that we own together with co-owners.

At September 30, 2010, we had interests in a number of jointly controlled entities, which have been accounted for following the equity method. These jointly controlled entities own interests in the following assets:

		Proportionate Ownership Interest
	Location	Sept. 30, 2010	Dec. 31, 2009
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	51%	51%
First Canadian Place	Toronto, Canada	25%	25%
77 K Street(1)	Washington, D.C.	―	50%
E&Y Centre	Sydney, Australia	50%	―
Commercial developments:
100 Bishopsgate	London, U.K.	50%	―

(1) As of June 30, 2010 we own 100% of 77 K Street in Washington, D.C.

Four World Financial Center in downtown, New York is owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013. The ground lease on which the building is situated expires on June 17, 2069.

First Canadian Place in Toronto is owned through 2072790 Ontario Inc., a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties, Inc. which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

During the second quarter of 2010, we purchased the remaining 50% interest in 77 K Street in Washington, D.C. This property is now 100% owned and no longer a jointly controlled entity.

During the third quarter of 2010, we acquired an economic interest in E&Y Centre in Sydney, Australia as part of our investment in BOPA.

During the first quarter of 2010, we entered into a joint venture agreement to acquire a 50% ownership in a development site, 100 Bishopsgate, in London, U.K.

Summarized financial information in respect of our interests in these jointly controlled entities is as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$3,633	$3,210
Commercial developments	154	―
Current assets	115	104
Total assets	3,902	3,314
Non-current liabilities
Commercial property debt(1)	877	981
Other non-current liabilities	309	97
Current liabilities	158	278
Total liabilities	1,344	1,356
Net assets	$2,558	$1,958
Our share of net assets	$1,292	$891

(1)	Refer to page 29 for debt details

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$112	$109	$333	$315
Expenses	(66)	(71)	(203)	(188)
Earnings before fair value gains (losses)	46	38	130	127
Fair value gains (losses)	(25)	(124)	35	(430)
Net earnings (losses)	21	(86)	165	(303)
Our share of net earnings (losses)	$13	$(41)	$80	$(156)
Brookfield Office Properties

INVESTMENTS IN ASSOCIATES
We exercise significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Sept. 30, 2010	Dec. 31, 2009
Brookfield LePage Johnson Controls	Facilities Management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Brookfield net investment		$18	$15

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Office Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS
In the third quarter of 2010, we acquired participating loan interests in connection with our investment in the Australia portfolio. The participating loan interests relate to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2010	Dec. 31, 2009
Darling Park Complex (Sydney, Australia)	25%	$41	$	―
IAG House (Sydney, Australia)	50%	77		―
NAB House (Sydney, Australia)	30%	135		―
Bourke Place Trust (Melbourne, Australia)	43%	75		―
Total		$328	$	―

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the results of operations and appreciation of fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at September 30, 2010 is nil.

We have a right to convert our participating loan interests into direct ownership interests in the underlying properties. Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Non-current assets	$2,152	$	―
Current assets	44		―
Total assets	2,196		―

Non-current liabilities	1,207		―
Current liabilities	44		―
Total liabilities	1,251		―
Net assets	$945	$	―

RESIDENTIAL DEVELOPMENT INVENTORIES
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at September 30, 2010 was $1,254 million, compared with $1,235 million at the end of 2009. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2009.

The details of our residential development property portfolio are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Under development	$376	$337
Housing inventory	109	101
Total current	485	438
Held for development – non-current	769	797
Total	$1,254	$1,235

Brookfield Office Properties

The details of our land under development, housing inventory and land held for development are as follows:

	Current
	Number of Lots/Acres		Book Value (Millions)
Under development	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Single Family (Lots)
Alberta	2,522	1,827	$245	$223
Ontario	188	―	10	―
Colorado	959	996	52	53
Texas	94	80	4	4
Missouri	88	93	2	3
Total Single Family (Lots)	3,851	2,996	$313	$283
Total Single Family (Acre Equivalent)(1)	670	546

Multi-Family and Commercial (Acres)
Alberta	201	136	$61	$52
Colorado	10	10	2	2
Texas	1	1	―	―
Total Multi-Family and Commercial (Acres)	212	147	$63	$54
Total Book Value			$376	$337

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Current
	Number of Units		Book Value (Millions)
Housing Inventory	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Single Family
Alberta	186	165	$28	$21
Ontario	266	341	52	48
	452	506	80	69
Multi-Family
Alberta	214	265	29	32
Total	666	771	$109	$101

	Non-current
	Number of Acres		Book Value (Millions)
Held for Development	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Alberta	5,863	6,385	$443	$477
Ontario	1,488	1,488	56	57
Colorado	2,247	2,299	159	153
Texas	3,944	3,946	103	102
Missouri	205	205	8	8
Total	13,747	14,323	$769	$797

OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Equity securities designated as available-for-sale	$102	$102
Derivative assets	323	346
Loans receivable	660	135
	$1,085	$583

Equity securities designated as available-for-sale
Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, we retained a 10% common equity interest, initially recorded at $10 million and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street and classify this interest as available-for-sale.

Derivative assets
Derivative assets includes the value of our U.S. Office Fund option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the Venture as discussed on page 20.

Brookfield Office Properties

Loans receivable
Loans receivable includes our indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. We invested cash collateral of approximately $505 million for our interest in these debt securities. In addition, loans receivable includes $138 million receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

At December 31, 2009, loans receivable included a $135 million investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012 which were subsequently transferred to an associate and settled.

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $847 million at September 30, 2010 from $1,341 million at December 31, 2009 largely due to a decrease in the loan receivable from our parent company, BAM offset by receivables associated with the acquisition of properties in Australia.

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Accounts receivable	$194	$194
Loan receivable from affiliate (1)	49	648
Equity installment receivable	114	―
Residential receivables and other assets	304	343
Prepaid expenses and other assets	186	156
Total	$847	$1,341

(1)	Refer to page 58 for further details

Equity installment receivable is a receivable from unitholders of Prime. The installment receivable represents the final installment of A$2.24 per unit receivable on June 15, 2011. The installment receivable balance includes an $85 million receivable from subsidiaries of BAM. Under the terms of the arrangement with BAM, we have an obligation to reimburse BAM $74 million upon receipt of the equity installment from its subsidiaries which has been presented in accounts payable and accrued liabilities.

RESTRICTED CASH AND DEPOSITS
Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $30 million at September 30, 2010, a decrease from $39 million at December 31, 2009.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at September 30, 2010, cash balances increased to $140 million from $104 million at December 31, 2009.

Brookfield Office Properties

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
At September 30, 2010, the four properties that comprise the company’s Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been reclassified to discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

In addition to our Minneapolis portfolio, we have also classified Enbridge Tower and Canadian Western Bank in Edmonton as assets held for sale on our balance sheet as of September 30, 2010. These properties are not considered discontinued operations, and are therefore not reflected in the income from discontinued operations below.

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Investment properties	$349	$307
Other assets	1	4
Assets held for sale	350	311

Commercial property debt	186	156
Other liabilities	9	18
Liabilities associated with assets held for sale	$195	$174

The following table summarizes income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$14	$15	$42	$41
Operating expenses	(8)	(8)	(22)	(22)
	6	7	20	19
Interest expense	(2)	(4)	(8)	(10)
Income from discontinued operations before fair value gains (losses)	4	3	12	9
Fair value gains (losses)	(6)	(7)	(4)	(7)
Income (loss) from discontinued operations	$(2)	$(4)	$8	$2

Brookfield Office Properties

LIABILITIES AND EQUITY
Our asset base of $18.9 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Liabilities
Non-current liabilities
Commercial property debt	$5,524	$4,525
Residential development debt	24	19
Capital securities – corporate	1,031	1,009
Other non-current financial liabilities	112	117
Other non-current liabilities	172	172
Deferred tax liabilities	535	516
	7,398	6,358
Current liabilities
Commercial property debt	1,626	626
Residential development debt	467	158
Accounts payable and accrued liabilities	676	475
	2,769	1,259
Liabilities associated with assets held for sale(1)	195	174
Total liabilities	10,362	7,791
Equity
Preferred equity – corporate	561	304
Common equity	6,878	6,514
Total shareholder’s equity	7,439	6,818
Preferred equity – subsidiaries	371	363
Non-controlling interests – fund subsidiaries	357	305
Non-controlling interests – other subsidiaries	332	169
Total equity	8,499	7,655
Total liabilities and equity	$18,861	$15,446

(1)	Includes $186 million of commercial property debt and $9 million of other liabilities at September 30, 2010 (December 31, 2009 – $156 and $18 million, respectively)

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $7,150 million at September 30, 2010, an increase from $5,151 million at December 31, 2009. During the quarter, changes are attributable to additional debt of $1.3 billion related to the acquisition of an economic interest in Australian properties that we consolidate, of which $377 million is payable to subsidiaries of BAM, as well as acquisition financing related to our investment in BOPA consisting of a $560 million bridge loan with a subsidiary of BAM and a draw of $168 million on our corporate revolving credit facility. These increases are offset by principal amortization payments. Commercial property debt at September 30, 2010 had a weighted average interest rate of 5.80% (December 31, 2009 – 5.94%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At September 30, 2010, the average term to maturity of our commercial property debt was five years, compared to our average lease term of seven years.

We have $788 million of committed corporate credit facilities consisting of a $488 million revolving credit facility from a syndicate of banks and a $300 million credit facility from BAM. At September 30, 2010, the balance drawn on these facilities was $168 million and nil, respectively (balances drawn at December 31, 2009 were nil and nil, respectively). We incurred nil and nil, respectively, in interest expense related to the line from BAM for the three and nine months ended September 30, 2010 (September 30, 2009 – nil and $1 million). Additionally, we have a term loan facility, which was refinanced during the third quarter of 2009 at a rate of LIBOR + 375 basis points (with a LIBOR floor of 2%). The outstanding balance at September 30, 2010 on this facility was $100 million (December 31, 2009 - $100 million) and it matures on December 29, 2010.

As at September 30, 2010, we also had an additional $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil and nil, respectively, for the three and nine months ended September 30, 2010, consistent with the same periods in 2009.

Brookfield Office Properties

The details of commercial property debt at September 30, 2010 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Sept. 30, 2010(1,2)	Mortgage Details(3)
Direct
Bankers Court	Calgary	2.50	October	2010	$47	Non-recourse, floating rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	31	Non-recourse, fixed rate
Bishop See South Tower	Perth	6.41	March	2011	46	Non-recourse, floating rate
Bay Adelaide Centre(4)	Toronto	2.60	July	2011	386	Non-recourse, floating rate
Fifth Avenue Place	Calgary	7.59	August	2011	66	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	99	Non-recourse, fixed rate
Macquarie Bank Building	Sydney	6.91	October	2011	151	Non-recourse, floating rate
Potomac Tower	Washington, D.C.	4.72	November	2011	74	Non-recourse, fixed rate
Brookfield Prime Property Fund pool debt	―	5.62	December	2011	460	Non-recourse, floating rate
West 31st Street(5)	New York	6.00	January	2012	105	Non-recourse, floating rate
300 Madison Avenue	New York	0.25	April	2012	34	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	57	Non-recourse, fixed rate
RBC Plaza(6)	Minneapolis	5.50	April	2012	68	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	112	Non-recourse, fixed rate
151 Yonge Street(7)	Toronto	6.01	June	2012	10	Non-recourse, fixed rate
City Square(5)	Perth	6.35	June	2012	102	Non-recourse, floating rate
ATO World Square	Sydney	7.82	July	2012	55	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	8.79	November	2012	63	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	317	Non-recourse, fixed rate
77 K Street	Washington, D.C.	5.25	May	2013	65	Non-recourse, floating rate
Hudson’s Bay Centre (8)	Toronto	5.20	May	2013	105	Non-recourse, fixed rate
King Street Wharf Retail(9)	Sydney	7.75	May	2013	44	Non-recourse, floating rate
World Square Retail(9)	Sydney	7.75	May	2013	56	Non-recourse, floating rate
KPMG Tower(9)	Sydney	7.75	May	2013	71	Non-recourse, floating rate
Southern Cross East Tower(9)	Melbourne	7.86	May	2013	206	Recourse, floating rate
75 State Street	Boston	5.50	June	2013	297	Non-recourse, floating rate
33 South Sixth Street(6)	Minneapolis	3.55	August	2013	98	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	259	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	161	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	157	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	209	Non-recourse, fixed rate
Two World Financial Center	New York	9.00	September	2014	160	Non-recourse, fixed rate
53 State Street	Boston	5.96	August	2016	279	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	834	Non-recourse, fixed rate
2 Queen Street East(7)	Toronto	5.64	December	2017	28	Non-recourse, fixed rate
Altius Centre(7)	Calgary	5.64	December	2017	20	Non-recourse, fixed rate
Canadian Western Bank(7)	Edmonton	5.64	December	2017	14	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Enbridge Tower(7)	Edmonton	6.50	July	2019	6	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	19	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	151	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Direct		6.07			6,508
Corporate
Term Facility	―	5.75	December	2010	100	Recourse, floating rate
Corporate Credit Facility(10)	―	4.01	December	2010	―	Recourse, floating rate
Corporate Revolver	―	4.01	June	2011	168	Recourse, floating rate
BAM Bridge Loan(9)	―	3.26	September	2011	560	Recourse, floating rate
Total Corporate		3.71			828
Total Commercial Property Debt		5.80			$7,336

(1) Represents our consolidated interest before non-controlling interests
(2) Net of $35 million of transaction costs
(3) Non-recourse to Brookfield Office Properties
(4) Has a one-year extension option available at maturity. The criteria to extend to 2012 have been met as of September 30, 2010
(5) Development debt
(6) Commercial property debt of $186 million relates to assets held for sale
(7) Canadian Office Fund debt
(8) Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met
(9) Represents liability payable to BAM or a subsidiary of BAM
(10) Represents corporate line from BAM

Brookfield Office Properties

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Sept. 30, 2010
Remainder 2010	$32	$147	$179	5.00%
2011	132	2,040	2,172	4.34%
2012	127	585	712	6.40%
2013	37	1,578	1,615	6.30%
2014	31	504	535	4.90%
2015 and thereafter	445	1,678	2,123	6.22%
Total commercial property debt	$804	$6,532	$7,336	5.80%

(1) Paid through our annual cash flows

(2) Includes $35 million of transaction costs
(3) Includes $186 million of commercial property debt related to assets held for sale at September 30, 2010

Commercial property debt – equity accounted investments
The details of commercial property debt of our equity accounted investments at September 30, 2010 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Sept. 30, 2010		Mortgage Details(2)
					Proportionate(1)	Total
U.S. Office Fund
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	$15	$24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza(3)	Washington, D.C.	6.00	September	2011	54	87	Non-recourse, fixed rate
2401 Pennsylvania Avenue(3)	Washington, D.C.	6.00	September	2011	15	24	Non-recourse, fixed rate
1250 Connecticut(3)	Washington, D.C.	6.00	September	2011	27	43	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	58	Non-recourse, floating rate
Waterview	Washington, D.C.	7.00	September	2013	3	4	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	151	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	67	107	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.24	April	2014	34	54	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	116	184	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	107	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	226	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	44	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	241	384	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	13	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	141	300	Non-recourse, fixed rate
U.S. Fund corporate debt(4)	—	3.67	October	2011	1,225	3,096	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.01	October	2011	279	594	Non-recourse, floating rate
Total U.S. Office Fund		4.09			2,601	5,689
Other jointly controlled entities
245 Park Avenue	New York	6.65	February	2011	218	427	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	154	154	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	74	296	Non-recourse, fixed rate
Total		4.38			$3,047	$6,566

(1)	Reflects Brookfield Office Properties’ effective 47% interest in properties in the U.S. Office Fund
(2)	Non-recourse to Brookfield Office Properties
(3)	Property debt is cross-collateralized
(4)
As at September 30, 2010 $1 billion of this proportionate debt has been swapped to a fixed rate of 3.88% including spread, half of which expires in the fourth quarter of 2010 and half of which expires in the third quarter of 2011, after which the rate becomes floating at LIBOR plus 250 basis points until maturity. The balance of $225 million is at LIBOR plus 250 basis points

Brookfield Office Properties

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

					Weighted-
					Average
	Scheduled				Interest Rate at
(Millions)	Amortization(1)		Maturities	Total	Sept. 30, 2010
Remainder 2010	$30	$	―	$30	5.15%
2011	74		4,615	4,689	3.21%
2012	76		11	87	6.28%
2013	25		344	369	5.34%
2014	10		964	974	5.29%
2015 and thereafter	99		318	417	5.51%
Total commercial property debt	$314		$6,252	$6,566	4.38%

(1)Paid through our annual cash flows

RESIDENTIAL DEVELOPMENT DEBT
Land development debt increased to $491 million at September 30, 2010 from $177 million at December 31, 2009 due to additional draw downs on our residential development division’s bank lines. Our land development financing is primarily recourse to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.41% at September 30, 2010 (December 31, 2009 – 4.01%).

	Sept. 30, 2010		Dec. 31, 2009
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Fixed rate	5.56%	$27	6.04%	$28
Variable rate	4.36%	464	3.82%	149
	4.41%	$491	4.01%	$177

Current		467		158
Non-current		24		19
		$491		$177

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$7,336	$179	$2,884	$2,150	$2,123
Residential development debt	491	6	484	1	―
Capital securities - corporate	1,031	194	―	388	449
Interest expense(2)
Commercial property debt	1,594	89	594	327	584
Capital securities - corporate	208	14	92	71	31
Minimum rental payments - ground leases(3)	1,199	6	44	42	1,107

(1)	Net of transaction costs and includes $186 million of debt associated with assets held for sale
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in the U.S. Office Fund, certain other commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges, which is a residential development project in Toronto.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 30 to our consolidated financial statements.

Brookfield Office Properties

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at September 30, 2010 and December 31, 2009, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2010(1)		Dec. 31, 2009(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		194		190
Class AAA Series G	4,400,000	5.25%		110		109
Class AAA Series H	8,000,000	5.75%		194		189
Class AAA Series I	8,000,000	5.20%		194		190
Class AAA Series J	8,000,000	5.00%		194		190
Class AAA Series K	6,000,000	5.20%		145		141
Total				$1,031		$1,009

(1)Net of transaction costs of $2 million and $3 million at September 30, 2010 and December 31, 2009, respectively
(2)Owned by BAM; balance has been offset with a promissory note receivable from BAM
For redemption dates, refer to Note 19 of the consolidated financial statements.
For details regarding the terms on our capital securities – corporate, refer to our Annual Information Form

OTHER NON-CURRENT FINANCIAL LIABILITIES
Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2009 - $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance represents our obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to page 20). The carrying value of the true-up includes an embedded derivative valued at $47 million (December 31, 2009 - $50 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million (December 31, 2009 - $172 million) was recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option under the put and call arrangement assumed by us at the date of reorganization. The value was determined pursuant to a valuation methodology based on unobservable inputs.

DEFERRED INCOME TAXES
At September 30, 2010, we had a net deferred tax liability of $535 million broken out as follows:

		Recognized in
(Millions)	Dec. 31, 2009	Income	Equity		OCI	Sept. 30, 2010
Deferred tax assets related to non-capital losses and capital losses	$190	$(9)	$	―	$3	$184
Deferred tax liabilities related to difference in tax and book basis, net	(706)	(44)		43	(12)	(719)
Net deferred tax liabilities	$(516)	$(53)		$43	$(9)	$(535)

Together with our Canadian subsidiaries, we have deferred tax assets of $43 million (December 31, 2009 - $50 million) that relate to non-capital losses which expire over the next 20 years and $72 million (December 31, 2009 - $76 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $69 million (December 31, 2009 - $64 million) that relate to net operating losses which expire over the next 20 years.

Income earned in our Canadian and U.S. operations conducted outside of real estate investment trust (“REIT”) structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities from our commercial business totaled $565 million at September 30, 2010, compared with $327 million at December 31, 2009. The increase is mainly due to the acquisition of an economic interest in the Australian portfolio. Residential payables and accrued liabilities decreased to $111 million at September 30, 2010 from $148 million at December 31, 2009.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Accounts payable and accrued liabilities	$565	$327
Residential payables and accrued liabilities	111	148
Total	$676	$475

Included in accounts payable and accrued liabilities is $74 million payable to BAM representing our obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to our economic interest in Prime. Also included in accounts payable is approximately $60 million owed to BAM in connection with the investment in the Australian portfolio due to movements in the Australian dollar to US dollar exchange rate.

Brookfield Office Properties

PREFERRED EQUITY – CORPORATE
At September 30, 2010 we had $561 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2010	Dec. 31, 2009
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	—
Total			$561	$304

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the first quarter of 2010, we issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million. Holders of Series N shares receive fixed rate cumulative preferred cash dividends and will have the right to convert into Class AAA Series O preferred shares receiving floating rate cumulative preferred cash dividends, subject to certain conditions on June 30, 2016 and on June 30 every five years thereafter.

During the three and nine months ended September 30, 2010, we paid preferred dividends of $10 million and $27 million, respectively, compared with $1 million and $2 million during the same periods in 2009. The increase is attributable to the preferred share offerings in the third quarter of 2009 and the first quarter of 2010.

COMMON EQUITY
As at September 30, 2010, we had 502,030,873 issued and outstanding common shares. On a diluted basis, we had 520,085,277 common shares outstanding, calculated as follows:

	Sept. 30, 2010	Dec. 31, 2009
Common shares outstanding	502,030,878	501,363,940
Unexercised options	18,054,399	15,348,765
Common shares outstanding – diluted(1)	520,085,277	516,712,705
Common shares repurchased	—	—

(1)
Includes potential common shares at September 30, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

In September 2010, we renewed our normal course issuer bid. We may, during the twelve month period September 22, 2010 and ending September 21, 2011, purchase on the Toronto Stock Exchange and/or the New York Stock Exchange up to 25,077,175 common shares, representing approximately 5% of our issued and outstanding common shares.  A copy of the Notice of Intention relating to our normal course issuer bid may be requested from the company at no additional charge.

We did not repurchase any shares during the third quarter of 2010. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.

At September 30, 2010, the book value of our common equity was $6.9 billion, compared with a market equity capitalization of approximately $7.8 billion, calculated as total common shares outstanding multiplied by $15.52, the closing price per common share on the New York Stock Exchange on September 30, 2010.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Sept. 30, 2010	Dec. 31, 2009
Shareholders’ equity	$7,439	$6,818
Less: preferred equity	(561)	(304)
	6,878	6,514
Add: option proceeds(1)	239	200
Fully diluted common shareholders’ equity	7,117	6,714
Fully diluted common shares outstanding(2)	520.1	516.7
Common equity per share	$13.68	$12.99

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)
The calculation of common equity per share includes potential common shares at September 30, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

Brookfield Office Properties

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $371 million of preferred equity outstanding at September 30, 2010 issued by BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to Brookfield Office Properties, without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2009 is primarily driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2010	Dec. 31, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$44	$43
	3,816,527	Series J	70% of bank prime	93	91
	300	Series K	30-day BA + 0.4%	146	142
	2,847,711	Series M	70% of bank prime	69	68
	800,000	Series N	30-day BA + 0.4%	19	19
Total				$371	$363

During the three and nine months ended September 30, 2010, dividends of $1 million and $4 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $1 million and $4 million during the same periods in 2009.

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At September 30, 2010, non-controlling interests – fund subsidiaries was $357 million (December 31, 2009 – $305 million) and represents equity contributions by certain other U.S. Office Fund investors in the Brookfield Office Properties-led consortium, together with their cumulative share of our earnings from the Fund.

NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets.

During the second quarter of 2010, BPO Properties, of which we own 100% of the common shares, reorganized certain of its Direct assets under a newly created REIT named Brookfield Office Properties Canada (“BOX”), of which we indirectly own 90.6% through BPO Properties. We also contributed our interest in Brookfield Place in Toronto to BOX. In connection with this reorganization, the non-controlling interests in BPO Properties were exchanged for a non-controlling interest in BOX and our effective ownership interest in net assets of BPO Properties that were not transferred to BOX increased to 100%. As the transaction did not result in a loss of control of the assets contributed to BOX, any differences between the consideration exchanged among us, BPO Properties and the non-controlling interest holders in BPO Properties, and the carrying amount of the net assets transferred have been recorded directly in equity, including any related tax effects.

Additionally, as part of our investment in BOPA in the third quarter of 2010, we obtained a 68.4% controlling interest in Prime. Also, as of December 31, 2009, our residential subsidiary, Carma Inc., consolidated UCAR Development LLC, a joint venture in which it held a 50% interest. In the first quarter of 2010, this joint venture was dissolved and Carma Inc. now has a 100% ownership interest.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Sept. 30, 2010	Dec. 31, 2009
Common shares of BPO Properties(1)	—	$—	$133
Units of Brookfield Office Properties Canada(1)	9.4%	235	—
UCAR joint venture(2)	—	—	9
Limited partnership units of Brookfield Financial Properties	0.6%	29	27
Units of Brookfield Prime Property Fund(3)	31.6%	68	―
		332	169
Non-controlling interests – fund subsidiaries(4)		357	305
Total		$689	$474

(1)	Canadian dollar denominated
(2)	50% joint venture with Carma Inc. to develop residential building lots in 2009 which was dissolved in the first quarter of 2010
(3)	During the third quarter of 2010, we invested a controlling 68.4% economic interest in four properties in Prime in Australia
(4)	Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

Non-controlling interests in BOX (formerly in BPO Properties) increased to $235 million at September 30, 2010, from $133 million at December 31, 2009, primarily due to earnings attributable to non-controlling interests, the transfer of Brookfield Place from a wholly-owned subsidiary into BOX and the release of the non-controlling interests’ share of deferred tax liabilities upon the formation of BOX, as well as an increase in our commercial property values and the impact of foreign exchange.

Brookfield Office Properties

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from asset sales; and

•	our credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At September 30, 2010, we had approximately $0.9 billion of liquidity consisting of $0.3 billion of cash, including our proportionate share of cash in our equity accounted investees, and approximately $0.6 billion of undrawn capacity on our corporate and residential credit facilities.

Brookfield Office Properties

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at September 30, 2010, our weighted average cost of capital, assuming a 12% return on common equity, was 7.72% (2009 – 7.89%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization as at September 30, 2010 and December 31, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.80%	5.94%	$7,336	$5,307
Residential development debt	4.41%	4.01%	491	177
Capital securities – corporate	5.42%	5.42%	1,031	1,009
Shareholders’ equity
Preferred equity - corporate	6.21%	6.20%	561	304
Common equity(3)	12.00%	12.00%	7,792	6,077
Other equity
Preferred equity - subsidiaries	5.20%	4.83%	371	363
Non-controlling interests – fund subsidiaries(4)	10.00%	10.00%	357	305
Non-controlling interests – other subsidiaries(5)	12.00%	12.00%	332	169
Total(6)	7.72%	7.89%	$18,271	$13,711

(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares
(3)	Underlying value determined on a market value basis
(4)	Assuming 10% return on co-invested capital
(5)	Assuming 12% return on co-invested capital
(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Brookfield Office Properties

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS
Our net income attributable to common shareholders for the three and nine months ended September 30, 2010 was $156 million and $562 million ($0.28 and $1.00 per diluted share), respectively, compared with a net loss of $288 million and $1,289 million ($0.66 and $3.22 per diluted share) during the same periods in 2009. The increase in net income quarter over quarter is largely the result of:

•
an increase of $4 million ($0.01 per diluted share) in commercial property operating income due to lease termination income of $4 million, the reclassification of Bankers Court in Calgary and Bay Adelaide Centre in Toronto in the third quarter of 2009 to operating as well as the impact of foreign exchange;

•	an increase of $11 million ($0.02 per diluted share) in residential operating income due to increased home sales;

•	an increase in interest and other income of $20 million ($0.05 per diluted share) due to interest earned on loans receivable which represent our indirect interest in debt securities;

•	a decrease in commercial property interest expense of $2 million (nil per diluted share) as a result of various refinancings done in the last 12 months;

•	an increase of $444 million ($1.01 per diluted share) in fair value gains (losses);

•
an increase in earnings from our equity accounted investments of $52 million ($0.12 per diluted share) mainly due to the change in the fair value of our equity accounted commercial properties as well as the reclassification of development properties that are equity accounted in the current period;

•	an increase in income from discontinued operations of $2 million (nil per diluted share); offset by,

o	an increase of $1 million (nil per diluted share) in interest expense on capital securities - corporate due to the impact of foreign exchange;

o
an increase of $4 million ($0.01 per diluted share) in general and administrative expenses as a result of costs incurred on the investment in 18 properties in Australia as well as an increase in other professional fees;

o	an increase of income tax expense of $64 million ($0.15 per diluted share) due to increased earnings driven by fair value adjustments; and

o	an increase in non-controlling interests of $22 million ($0.05 per diluted share) as a result of increased earnings driven by fair value adjustments.

Net income on a per diluted share basis also had an offsetting decrease of approximately $0.06 per diluted share from the overall increase noted above due to the dilution impact of the common equity offering in the third quarter of 2009.

Brookfield Office Properties

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2010	2009	2010	2009
Total revenue	$458	$380	$1,296	$1,037
Net operating income
Commercial operations	175	171	526	486
Residential operations	32	21	80	40
	207	192	606	526
Interest and other income	30	10	64	34
	237	202	670	560
Interest expense
Commercial property debt	74	76	221	222
Capital securities – corporate	14	13	43	39
General and administrative expense	30	26	89	80
Depreciation	3	3	10	9
Income from continuing operations before gains and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	116	84	307	210
Gains and other items	―	―	―	151
Fair value gains (losses)	36	(408)	48	(1,030)
Share of earnings (losses) from equity accounted investments	60	8	358	(703)
Income (loss) before income taxes	212	(316)	713	(1,372)
Income tax expense (benefit)	36	(28)	96	(55)
Net income (loss) from continuing operations	176	(288)	617	(1,317)
Income (loss) from discontinued operations(1)	(2)	(4)	8	2
Net income (loss)	174	(292)	625	(1,315)
Non-controlling interests	18	(4)	63	(26)
Net income (loss) attributable to common shareholders	$156	$(288)	$562	$(1,289)

(1) Refer to page 26 for further details on discontinued operations

Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2010	2009	2010	2009
Net income (loss) attributable to common shareholders	$156	$(288)	$562	$(1,289)
Preferred share dividends	(10)	(1)	(27)	(2)
Net income (loss) attributable to common shareholders – basic	146	(289)	535	(1,291)
Dilutive effect of conversion of capital securities – corporate	14	—	43	—
Net income (loss) attributable to common shareholders – diluted	$160	$(289)	$578	$(1,291)

Weighted average shares outstanding – basic	501.7	439.4	501.6	407.2
Unexercised options	4.2	1.9	4.4	0.8
	505.9	441.3	506.0	408.0
Conversion of capital securities – corporate	73.5	—	73.5	—
Weighted average shares outstanding – diluted	579.4	441.3	579.5	408.0

Weighted average shares outstanding – basic	501.7	439.4	501.6	407.2
Earnings per share attributable to common shareholders – basic	$0.29	$(0.66)	$1.06	$(3.22)

Weighted average shares outstanding – diluted	579.4	441.3	579.5	408.0
Earnings per share attributable to common shareholders – diluted	$0.28	$(0.66)	$1.00	$(3.22)

Brookfield Office Properties

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Net income (loss) attributable to common shareholders	$156	$(288)	$562	$(1,289)
Add (deduct) non-cash and certain non-recurring items:
Fair value and other (gains) losses	(36)	408	(48)	879
Fair value adjustments in earnings from equity accounted investments	5	42	(173)	862
Non-controlling interests in above items	5	(15)	26	(50)
Income taxes	36	(28)	96	(55)
Fair value adjustments on discontinued operations	6	7	4	7
Realized gain on investment	—	—	53	—
Cash payments under interest rate swap contracts	(3)	(3)	(9)	(6)
Funds from operations	$169	$123	$511	$348

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2010	2009	2010	2009
Funds from operations	$169	$123	$511	$348
Preferred share dividends	(10)	(1)	(27)	(2)
	$159	$122	$484	$346
Funds from operations per diluted share (1)	$0.32	$0.28	$0.97	$0.86

(1) The calculation of funds from operations per diluted share includes potential common shares at September 30, 2010 and September 30, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

REVENUE
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Commercial property revenue
Revenue from continuing operations	$279	$270	$826	$778
Recurring fee income	14	13	47	37
Lease termination, non-recurring fee and other income	4	—	11	1
Total commercial property revenue	297	283	884	816
Revenue from residential development operations	133	96	359	207
Revenue from commercial property and residential development operations	$430	$379	$1,243	$1,023
Interest and other(1)	28	1	53	14
Total	$458	$380	$1,296	$1,037

(1) Excludes impact of foreign exchange gains and losses associated with our net Canadian dollar denominated monetary asset position

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $175 million and $526 million for the three and nine months ended September 30, 2010 compared with $171 million and $486 million during the same periods in 2009.

The components of commercial property net operating income from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Commercial property revenue
Revenue from current properties	$280	$270	$825	$785
Straight-line rental income	(1)	—	1	(7)
Revenue from continuing operations	279	270	826	778
Recurring fee income	14	13	47	37
Lease termination, non-recurring fee and other income	4	—	11	1
Total commercial property revenue	297	283	884	816
Property operating costs	(122)	(112)	(358)	(330)
Commercial property net operating income	$175	$171	$526	$486

Brookfield Office Properties

Our net operating income for the three and nine months ended September 30, 2010 and 2009 is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Same property	$149	$151	$444	$431
Properties reclassified from development	8	2	24	2
Lease terminations, non-recurring fee and other income	4	—	11	1
Recurring fee income	14	13	47	37
Properties sold during the period	—	5	—	15
Total commercial property net operating income	$175	$171	$526	$486

On a year to date basis, same property net operating income increased as a result of higher average rents on new leases versus expiring leases, increased parking income and the strengthening of the Canadian dollar since the third quarter of 2009. However, third quarter of 2010 same property net operating income was down slightly from the prior year largely due to a recent increase in vacancy in our Boston portfolio due to recent expiries.

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the global economic slowdown, there is still a risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a small number of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease termination and other income. Revenue from commercial properties totaled $297 million and $884 million, respectively, during the three and nine months ended September 30, 2010 compared with $283 million and $816 million during the same periods in 2009. The increase year over year is attributable to increased lease termination income recognized in the current period, income from properties reclassified from development as well as increased revenue from continuing operations.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS require that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2010, we recognized straight-line rental revenue of $(1) million and $1 million, respectively, as compared with nil and $(7) million during the same periods in 2009.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $122 million and $358 million, respectively, during the three and nine months ended September 30, 2010, as compared with $112 million and $330 million during the same periods in 2009, primarily driven by the reclassification of certain properties from development into commercial as well as the impact of foreign exchange.

Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. Since the beginning of 2010, occupancy has increased by 10 basis points due to the acquisition of an economic interest in a portfolio in Australia which is 99.1% leased, and we have managed to reduce our five-year rollover exposure by 510 basis points within our managed portfolio since the beginning of the year. At September 30, 2010, average in-place net rent throughout our managed portfolio was $27.20 per square foot compared with $23.95 per square foot at September 30, 2009.

Brookfield Office Properties

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2010 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(1)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	4,438	12.1	$44.03	$53
Downtown	13,723	6.1	27.71	30
Boston, Massachusetts	1,990	5.1	31.57	26
Washington, D.C.	6,192	6.4	26.17	32
Los Angeles, California	4,530	5.5	21.47	22
Houston, Texas	8,280	7.6	13.45	21
Toronto, Ontario	8,809	6.9	26.03	23
Calgary, Alberta	5,943	9.0	26.99	25
Ottawa, Ontario	1,747	3.4	17.78	21
Denver, Colorado	1,329	5.6	18.50	19
Minneapolis, Minnesota	2,530	8.4	9.07	15
Sydney, Australia	4,094	7.7	56.64	62
Melbourne, Australia	2,275	7.3	36.46	34
Perth, Australia	192	7.8	44.01	57
Other	1,253	7.7	16.90	23
Total Managed(2)	67,325	7.1	27.20	31

(1) Leasing data presented based on 100% of leasable area
(2) Excludes developments

Our total managed portfolio occupancy rate increased by 10 basis points to 95.1% at September 30, 2010 compared with 95.0% at September 30, 2009. Our occupancy increased due to the investment in an Australian portfolio which is 99.1% leased as well as lease renewals amidst some challenging market conditions offset by lease expiries, the most significant in Boston.

A summary of our occupancy levels for the past two years including our equity accounted investments and property investments through participating loan interests is as follows:

	Sept. 30, 2010		Sept. 30, 2009
	Leasable(1)%		Leasable(2)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	4,438	95.1	4,438	95.9
Downtown	13,723	98.0	13,719	98.2
Total New York, New York	18,161	97.3	18,157	97.6
Boston, Massachusetts	1,990	82.4	1,990	87.3
Washington, D.C.	6,192	92.7	5,619	91.7
Los Angeles, California	4,530	83.8	4,530	84.2
Houston, Texas	8,280	94.8	8,280	93.9
Toronto, Ontario	8,809	95.4	7,618	97.0
Calgary, Alberta	5,943	98.3	5,943	99.8
Ottawa, Ontario	1,747	99.7	1,747	99.6
Denver, Colorado	1,329	94.8	1,327	95.4
Minneapolis, Minnesota	2,530	92.0	2,530	92.2
Sydney, Australia	4,094	99.2	—	—
Melbourne, Australia	2,275	98.8	—	—
Perth, Australia	192	100.0	—	—
Other	1,253	96.8	1,253	96.3
Total Managed(2)	67,325	95.1	58,994	95.0

(1) Leasing data presented based on 100% of leasable area
(2) Excludes developments

Brookfield Office Properties

During the nine months ended September 30, 2010, we leased 4.7 million square feet of our managed space at an average leasing net rent of $23.56 per square foot or a 14% premium over expiring net rents. This included 1.7 million square feet of new leases and 3.0 million square feet of renewals. Expiring net rent for our managed portfolio averaged $20.60 per square foot.

The details of our leasing activity for the nine months ended September 30, 2010 including our equity accounted investments and property investments through participating loan interests are as follows:

	Dec. 31, 2009		Activities during the nine months ended Sept. 30, 2010						Sept. 30, 2010
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2,3,4)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,235	(144)	$33.55	131	$45.76	$52.54	―	4,438	4,222
Downtown	13,723	13,487	(360)	21.54	320	26.74	28.43	―	13,723	13,447
Boston, Massachusetts	1,990	1,737	(193)	29.33	96	28.70	28.84	―	1,990	1,640
Washington, D.C.	5,951	5,380	(284)	22.17	404	24.26	25.32	241	6,192	5,741
Los Angeles, California	4,530	3,799	(386)	19.44	384	18.85	21.43	―	4,530	3,797
Houston, Texas	8,280	7,764	(1,461)	9.76	1,549	10.18	13.58	―	8,280	7,852
Toronto, Ontario	7,616	7,446	(906)	29.70	978	31.57	33.47	890	8,809	8,408
Calgary, Alberta	5,943	5,931	(650)	27.55	564	23.58	25.65	―	5,943	5,845
Ottawa, Ontario	1,747	1,746	(10)	27.99	3	29.65	30.09	―	1,747	1,739
Denver, Colorado	1,329	1,268	(77)	16.45	70	17.36	18.07	―	1,329	1,261
Minneapolis, Minnesota	2,530	2,331	(139)	16.07	134	16.42	17.05	―	2,530	2,326
Sydney, Australia	―	―	―	―	―	―	―	4,060	4,094	4,060
Melbourne, Australia	―	―	―	―	―	―	―	2,249	2,275	2,249
Perth, Australia	―	―	―	―	―	―	―	192	192	192
Other	1,253	1,208	(84)	21.30	89	24.25	24.54	―	1,253	1,213
Total Managed	59,330	56,332	(4,694)	$20.60	4,722	$21.17	$23.56	7,632	67,325	63,992

(1)	Excludes developments
(2)	Leasing data presented based on 100% of leasable area
(3)	Restated for remeasurements performed during the first quarter of 2010
(4)
Reclassified 1.4 million square feet from development properties to commercial properties in connection with 1225 Connecticut Avenue in Washington, D.C. in the first quarter of 2010 and Bay Adelaide Centre in Toronto in the third quarter of 2009. In addition, purchased 6.6 million square feet in Australia of which 6.5 million is leased

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 56,000 units in over 283 condominium corporations.

The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Property management, leasing, project management and other fees	$8	$7	$30	$23
Brookfield Residential Services Ltd. fees	6	6	17	14
Total	$14	$13	$47	$37

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Office Properties

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $32 million and $80 million, respectively, of net operating income during the three and nine months ended September 30, 2010, as compared with $21 million and $40 million during the same periods in 2009. The increase is due to increased home and lot sales, particularly single family units, and improved pricing compared with the same period in 2009.

The components of residential development net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Sales revenue	$133	$96	$359	$207
Operating costs	(101)	(75)	(279)	(167)
Total	$32	$21	$80	$40

Lot sales for the three and nine months ended September 30 over the past two years and the related revenue earned are as follows:

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
Three months ended Sept. 30	2010	2009	2010	2009	2010	2009
Single Family (Lots)
Alberta	305	458	$41	$65	$138	$147
Colorado	19	1	2	―	89	105
Texas	―	25	―	1	―	46
Missouri	3	―	―	―	72	―
Total Single Family (Lots)	327	484	43	66
Total Single Family (Acre Equivalent)(1)	49	72
Multi-Family, Commercial and Industrial (Acres)
Alberta	24	―	3	―	242	―
Total Land Sales Revenue			$46	$66

(1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
Nine months ended Sept. 30	2010	2009	2010	2009	2010	2009
Single Family (Lots)
Alberta	883	939	$134	$125	$139	$133
Colorado	108	2	8	―	75	108
Texas	4	26	―	1	51	46
Missouri	5	―	―	―	71	―
Total Single Family (Lots)	1,000	967	142	126
Total Single Family (Acre Equivalent)(1)	155	141
Multi-Family, Commercial and Industrial (Acres)
Alberta	32	3	8	1	321	169
Texas	―	5	―	1	―	250
Total Land Sales Revenue			$150	$128

(1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Brookfield Office Properties

Home sales for the three and nine months ended September 30 over the past two years and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
Three months ended Sept. 30	2010	2009	2010	2009	2010	2009
Single Family
Alberta	106	37	$33	$10	$299	$274
Ontario	57	30	17	9	307	288
	163	67	50	19
Multi-Family
Alberta	129	49	37	11	282	233
Total	292	116	$87	$30

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
Nine months ended Sept. 30	2010	2009	2010	2009	2010	2009
Single Family
Alberta	278	101	$84	$26	$298	$257
Ontario	141	70	45	18	322	250
	419	171	129	44
Multi-Family
Alberta	287	151	80	35	278	233
Total	706	322	$209	$79

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $101 million and $279 during the three and nine months ended September 30, 2010 compared to $75 million and $167 during the same period in 2009. These costs increased as a result of higher sales volume.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages, residential receivables and other loans receivable, interest earned on cash balances, and transactional gains. Interest and other income was $30 million and $64 million, respectively, during the three and nine months ended September 30, 2010 compared with $10 million and $34 million during the same periods in 2009. The increase year over year is attributable to additional interest income from an increase in the average balance of loans receivable during the first nine months of 2010 as well as interest income earned on loan receivables which represent our indirect interest in debt securities acquired at a discount. Also included in interest and other income is a foreign exchange gain of $2 million and $11 million, respectively, related to our Canadian denominated net monetary assets for the three and nine months ended September 30, 2010 (2009 – gains of $9 million and $20 million).

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt of $74 million and $221 million during the three and nine months ended September 30, 2010 remained relatively consistent with $76 million and $222 million in 2009. Average LIBOR during the nine months ended September 30, 2010 was approximately 0.3%, as compared to approximately 1.0% during the same period in 2009.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount increased to $14 million and $43 million, respectively, during the three and nine months ended September 30, 2010 from $13 million and $39 million during the same periods in 2009 due to foreign exchange fluctuations.

Brookfield Office Properties

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and nine months ended September 30, 2010 increased to $30 million and $89 million, respectively, from $26 million and $80 million during the same periods in 2009 primarily due to costs associated with the conversion of our Canadian operations other than the Canadian Office Fund into a REIT, as well as costs incurred in connection with the recent investment in a portfolio of properties in Australia. Included in general and administrative expenses is $5 million and $15 million (2009 - $5 million and $13 million, respectively) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION
Depreciation for the three and nine months ended September 30, 2010 was $3 million and $10 million, respectively, which is relatively consistent with $3 million and $9 million for the respective periods in 2009.

FAIR VALUE ADJUSTMENTS
As part of the adoption of IFRS in 2010, we elected an accounting policy whereby investment property is recorded at fair value. Any changes in fair value, period over period, are recognized as fair value gains/losses in the statement of income. During the three and nine months ended September 30, 2010, we recognized fair value gains of $36 million and $48 million, respectively (2009 – loss of $408 million and $1,030 million, respectively). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property during the three and nine months ended September 30, 2010, we recognized a gain of nil and $21 million, respectively (2009 – nil and nil) related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C., which was transferred to an affiliate in the first quarter and subsequently settled. Also included in fair value gains and losses are mark-to-market adjustments related to the U.S. Office Fund option of a gain of $6 million and a loss of $23 million for the three and nine months ended September 30, 2010, respectively (2009 – a gain of $21 million and a loss of $108 million, respectively) and fair value losses of $6 million and $13 million relating to other financial instruments designated as FVTPL for the three and nine months ended September 30, 2010, respectively (2009 – nil and nil).

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Three months ended Sept. 30	2010	2009	2010	2009	2010	2009
U.S. Office Fund	$38	$30	$8	$18	$46	$48
Other equity accounted investments(1)	27	20	(13)	(60)	14	(40)
Total	65	50	(5)	(42)	60	8
Non-controlling interests – fund subsidiaries	5	3	7	3	12	6
Total net to Brookfield Office Properties	$60	$47	$(12)	$(45)	$48	$2

(1) Includes other jointly controlled entities as well as associates

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Nine months ended Sept. 30	2010	2009	2010	2009	2010	2009
U.S. Office Fund	$122	$103	$121	$(653)	$243	$(550)
Other equity accounted investments(1)	63	56	52	(209)	115	(153)
Total	185	159	173	(862)	358	(703)
Non-controlling interests – fund subsidiaries	26	16	26	(28)	52	(12)
Total net to Brookfield Office Properties	$159	$143	$147	$(834)	$306	$(691)

(1) Includes other jointly controlled entities as well as associates

Funds from operations of our equity accounted investments increased to $65 million and $185 million, respectively, for the three and nine months ended September 30, 2010 from $50 million and $159 million during the same periods in 2009. Net of our Fund partners’ share of funds from operations, which is included in non-controlling interest – fund subsidiaries, our share of funds from operations was $60 million and $159 million, respectively, for the three and nine months ended September 30, 2010 (2009 - $47 million and $143 million). Including fair value adjustments, the share of net earnings of equity accounted investments increased to $60 million and $358 million, respectively, for the three and nine months ended September 30, 2010 from a gain of $8 million and a loss of $703 million during the same periods in 2009. Fair value adjustments were positively impacted by changes in projected cash flows as a result of leasing and timing adjustments, as well as a repricing of risk associated with commercial real estate which lowered discount and terminal capitalization rates. Net of our Fund partners’ share of net earnings of equity accounted investments, which is included in non-controlling interest – fund subsidiaries, our share of net earnings of equity accounted investments was $48 million and $306 million, respectively, for the three and nine months ended September 30, 2010 (2009 – gain of $2 million and a loss of $691 million).

Brookfield Office Properties

INCOME TAXES
Income tax expense for the three and nine months ended September 30, 2010 was $36 million and $96 million, respectively, as compared with an income tax benefit of $28 million and $55 million during the same periods in 2009, due primarily to realized gains and overall fair value gains in the three and nine month periods ended September 30, 2010, in both our consolidated operations and our equity accounted joint ventures, compared with fair value losses in the same period last year.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Current tax expense	$19	$8	$43	$32
Deferred tax expense (benefit)	17	(36)	53	(87)
Total income tax expense (benefit)	$36	$(28)	$96	$(55)

NON-CONTROLLING INTERESTS
The following table outlines our non-controlling interests:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Preferred shares – subsidiaries	$1	$1	$4	$4
Non-controlling interests – fund subsidiaries	12	6	52	(12)
Non-controlling interests – other subsidiaries	6	(10)	11	(14)
Total non-controlling interests	$19	$(3)	$67	$(22)

Preferred shares – subsidiaries
Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three and nine months ended September 30, 2010, dividends paid on shares issued by BPO Properties was $1 million and $4 million, respectively, compared to $1 million and $4 million during the same periods in 2009.

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Non-controlling interests	$9	$8	$25	$16
Non-cash component(1)	3	(2)	27	(28)
Total non-controlling interests – fund subsidiaries	$12	$6	$52	$(12)

(1) Represents co-investors share of non-cash items, such as fair value adjustments

Non-controlling interests – fund subsidiaries increased quarter over quarter principally due to increased earnings from the U.S. Office Fund compared to the prior period.

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Office Properties in BOX and Brookfield Financial Properties.

Non-controlling interest expense in subsidiary earnings were $6 million and $11 million, respectively, during the three and nine months ended September 30, 2010 as compared with income of $10 million and $14 million during the same periods in 2009.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Office Properties:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2010	2009	2010	2009
Brookfield Office Properties Canada(1)	Participating interests	$5	$(8)	$9	$(9)
Brookfield Financial Properties	Participating interests	1	(2)	2	(5)
Total		$6	$(10)	$11	$(14)

(1)
During the second quarter of 2010, our principal Canadian commercial subsidiary, BPO Properties, reorganized its directly owned assets under a new Canadian real estate investment trust named Brookfield Office Properties Canada. Non-controlling interest of BOX includes the non-controlling interest in BPO Properties net income prior to the reorganization

Brookfield Office Properties

SEGMENTED INFORMATION
Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. Approximately 64% of our commercial property net operating income is derived from the U.S. (2009 – 67%) and approximately 56% of our assets are invested in the U.S. (2009 – 66%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

Commercial								Residential
United States			Canada		Australia			Development			Total
Sept. 30,		Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,		Sept. 30,		Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010		2009		2010	2009	2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$5,982	$5,777	$3,833	$3,736	$1,618	$	―	$	―	$ ―	$11,433	$9,513
Development properties	323	322	126	147	467		―		―	―	916	469
Equity accounted investments and participating loan interests
U.S. Office Fund	1,168	945	―	―	―		―		―	―	1,168	945
Other jointly controlled entities	1,032	888	1	3	259		―		―	―	1,292	891
Associates	―	―	18	15	―		―		―	―	18	15
Participating loan interests	―	―	―	―	328		―		―	―	328	―
Residential development inventories	―	―	―	―	―		―		769	797	769	797
Other non-current financial assets	947	583	―	―	138		―		―	―	1,085	583
	9,452	8,515	3,978	3,901	2,810		―		769	797	17,009	13,213
Current assets
Residential development inventories	―	―	―	―	―		―		485	438	485	438
Receivables and other	295	778	126	220	122		―		304	343	847	1,341
Restricted cash and deposits	24	37	1	1	―		―		5	1	30	39
Cash and cash equivalents	47	33	46	62	46		―		1	9	140	104
	366	848	173	283	168		―		795	791	1,502	1,922
Assets related to assets held for sale	308	311	42	―	―		―		―	―	350	311
Total Assets	$10,126	$9,674	$4,193	$4,184	$2,978	$	―		$1,564	$1,588	$18,861	$15,446

Liabilities
Non-current liabilities
Commercial property debt	3,972	2,909	1,072	1,616	480		―		―	―	5,524	4,525
Residential development debt	―	―	―	―	―		―		24	19	24	19
Capital securities – corporate	108	107	923	902	―		―		―	―	1,031	1,009
Deferred tax liability	250	224	300	385	1		―		(16)	(93)	535	516
Other non-current financial liabilities	172	172	―	―	―		―		―	―	172	172
Other non-current liabilities	112	117	―	―	―		―		―	―	112	117
	4,614	3,529	2,295	2,903	481		―		8	(74)	7,398	6,358
Current liabilities
Commercial property debt	296	626	556	―	774	(1)	―		―	―	1,626	626
Residential development debt	―	―	―	―	―		―		467	158	467	158
Accounts payable and other liabilities	314	226	103	101	148		―		111	148	676	475
	610	852	659	101	922		―		578	306	2,769	1,259
Liabilities related to assets held for sale	175	174	20	―	―		―		―	―	195	174
Total Liabilities	$5,399	$4,555	$2,974	$3,004	$1,403	$	―		$586	$232	$10,362	$7,791

(1) Includes $728 million relating to bridge facility and corporate credit facilities drawn upon to finance the initial investment

Brookfield Office Properties

	Commercial					Residential
	United States		Canada			Development			Total
Three months ended	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2010	2009	2010		2009		2010	2009	2010	2009
Revenue	$172	$185	$125		$98		$133	$96	$430	$379
Expenses	69	74	53		38		101	75	223	187
	103	111	72		60		32	21	207	192
Interest and other income	30	6	(1)		1		1	3	30	10
Net operating income from continuing operations	133	117	71		61		33	24	237	202
Interest expense
Commercial property debt	57	60	17		16		―	―	74	76
Capital securities - corporate	2	2	12		11		―	―	14	13
General and administrative expense	18	17	12		9		―	―	30	26
Depreciation	2	2	1		1		―	―	3	3
Income from continuing operations before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	54	36	29		24		33	24	116	84
Fair value gains (losses)	33	(256)	3		(152)		―	―	36	(408)
Share of net earnings (losses) from equity accounted investments	52	2	8		6		―	―	60	8
Income (loss) before income taxes	139	(218)	40		(122)		33	24	212	(316)
Income tax expense (benefit)	6	(9)	30		(19)		―	―	36	(28)
Income (loss) from continuing operations	133	(209)	10		(103)		33	24	176	(288)
Income (loss) from discontinued operations	(2)	(4)	―		―		―	―	(2)	(4)
Net income (loss)	131	(213)	10		(103)		33	24	174	(292)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	12	6	―		―		―	―	12	6
Net income (loss) attributable to non-controlling interests – other subsidiaries	1	(1)	5		(9)		―	―	6	(10)
Net income (loss) attributable to common shareholders	$ 118	$(218)	$5		$(94)		$33	$24	$156	$(288)
Capital expenditures – commercial properties	$ 6	$4	$6	$	―	$	―	$ ―	$12	$4
Capital expenditures – development properties	―	10	3		21		―	―	3	31

Our investment in the Australian portfolio of $1.5 billion resulted in the consolidation of entities with commercial properties, commercial developments and equity accounted investments having an initial carrying amount of $1.6 billion, $467 million and $259 million, respectively.

Brookfield Office Properties

	Commercial							Residential
	United States			Canada				Development			Total
Nine months ended	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2010		2009		2010		2009		2010	2009	2010	2009
Revenue	$518		$539		$366		$277		$359	$207	$1,243	$1,023
Expenses	203		217		155		113		279	167	637	497
	315		322		211		164		80	40	606	526
Interest and other income	56		25		1		5		7	4	64	34
Net operating income from continuing operations	371		347		212		169		87	44	670	560
Interest expense
Commercial property debt	165		185		56		37		―	―	221	222
Capital securities - corporate	6		6		37		33		―	―	43	39
General and administrative expense	48		51		41		29		―	―	89	80
Depreciation	6		5		4		4		―	―	10	9
Income from continuing operations before gains and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	146		100		74		66		87	44	307	210
Gains and other items	―		151		―		―		―	―	―	151
Fair value gains (losses)	76		(769)		(28)		(261)		―	―	48	(1,030)
Share of net earnings (losses) from equity accounted investments	353		(705)		5		2		―	―	358	(703)
Income (loss) before income taxes	575		(1,223)		51		(193)		87	44	713	(1,372)
Income tax expense (benefit)	26		(37)		70		(18)		―	―	96	(55)
Income (loss) from continuing operations	549		(1,186)		(19)		(175)		87	44	617	(1,317)
Income (loss) from discontinued operations	8		2		―		―		―	―	8	2
Net income (loss)	557		(1,184)		(19)		(175)		87	44	625	(1,315)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	52		(12)		―		―		―	―	52	(12)
Net income (loss) attributable to non-controlling interests – other subsidiaries	2		(5)		9		(9)		―	―	11	(14)
Net income (loss) attributable to common shareholders	$503		$(1,167)		$(28)		$(166)		$87	$44	$562	$(1,289)
Acquisition of real estate, net	$ 2	$	―	$	―	$	―	$	―	$ ―	$2	$ ―
Investment in real estate joint ventures, net	68		―		―		―		―	―	68	―
Capital expenditures – commercial properties	29		29		19		11		―	―	48	40
Capital expenditures – development properties	8		10		9		90		―	―	17	100

Brookfield Office Properties

QUARTERLY RESULTS
The 2010 and 2009 results in accordance with IFRS by quarter as well as 2008 results in accordance with Canadian GAAP by quarter are as follows:

	2010			2009				2008(1)
(Millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$458	$446	$392	$583	$380	$347	$310	$715	$707	$708	$643
Net income (loss) from continuing operations attributable to common shareholders	158	148	248	1,050	(284)	(399)	(608)	597	45	42	21
Net income (loss) attributable to common shareholders	156	154	252	1,061	(288)	(396)	(605)	458	174	45	23

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.29	$0.28	$0.47	$2.45	$(0.65)	$(1.02)	$(1.56)	$1.50	$0.11	$0.11	$0.05
Discontinued operations(2)	—	0.01	0.01	0.03	(0.01)	0.01	0.01	(0.34)	0.33	—	0.01
	$0.29	$0.29	$0.48	$2.48	$(0.66)	$(1.01)	$(1.55)	$1.16	$0.44	$0.11	$0.06

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.28	$0.27	$0.43	$2.44	$(0.65)	$(1.02)	$(1.56)	$1.50	$0.11	$0.11	$0.05
Discontinued operations(2)	—	0.01	0.01	0.03	(0.01)	0.01	0.01	(0.34)	0.33	—	0.01
	$0.28	$0.28	$0.44	$2.47	$(0.66)	$(1.01)	$(1.55)	$1.16	$0.44	$0.11	$0.06

(1) Results reported under Canadian GAAP
(2) All quarters presented are net of non-controlling interests

Brookfield Office Properties

PART IV – RISKS AND UNCERTAINTIES
Brookfield Office Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

Residential developments
The markets within our residential development and home building operations have generally been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 34 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At September 30, 2010, we had a floating rate bank credit facility of $488 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to December 2010. At September 30, 2010, the balances drawn on these facilities were $168 million and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to December 2010. The balance drawn on this facility as at September 30, 2010 was $100 million. In addition, we also entered into a subordinated bridge acquisition facility with BAM for $560 million related to the Australia investment. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 42% of our outstanding commercial property debt at September 30, 2010 is floating rate debt (December 31, 2009 – 22%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $31 million or $0.06 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $8 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 54, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

Brookfield Office Properties

We currently have a level of indebtedness of 58% of fair value of our commercial properties (December 31, 2009 - 52%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.6% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 10 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2010	2011	2012	2013	2014	2015	Beyond	Year of Expiry(3)	Total	%(2)
1	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A			301	4,533		8	219		5,061	7.6%
2	Government and Government Agencies	All Markets	AAA	25	215	131	1,397	685	644	1,649	Various	4,746	7.0%
3	Chevron	Houston	AA			475				1,267	2019	1,742	2.6%
4	Wells Fargo/Wachovia(5)	New York	AA-	36	5		4	60	1,399	76	2019	1,580	2.3%
5	CIBC(6)	NY/Toronto/Calgary	A+		38					1,382	2033	1,420	2.1%
6	RBC	Five Markets	AA-		149		58		12	1,036	2022	1,255	1.9%
7	Kellogg, Brown & Root	Houston	Not Rated							1,254	2030	1,254	1.9%
8	Bank of Montreal	Calgary/Toronto	A+	7	76	42	447			582	2024	1,154	1.7%
9	Suncor Energy	Calgary	BBB+							1,015	2028	1,015	1.5%
10	JP Morgan Chase	NY/Denver/Houston/LA	A+		57		11		7	832	2022	907	1.3%
11	Goldman Sachs	New York	A		607				289			896	1.3%
12	Target Corporation	Minneapolis	A+							886	2023	886	1.3%
13	KPMG	Washington D.C./Sydney/Toronto	Not Rated			210				669	2020	879	1.3%
14	Devon Energy	Houston	BBB+							862	2020	862	1.3%
15	Imperial Oil	Calgary	AAA							717	2016	717	1.1%
16	Encana Corporation	Calgary/Denver	BBB+						241	467	2019	708	1.1%
17	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated					145	519			664	1.0%
18	Continental Airlines	Houston	B						654			654	1.0%
19	Ernst & Young	Denver/LA	Not Rated		49					579	2018	628	0.9%
20	Cleary, Gottlieb, Steen & Hamilton	New York	Not Rated		89					470	2031	559	0.8%
	Total			68	1,285	1,159	6,450	890	3,773	13,962		27,587	41.0%
	Total %			0.2%	4.7%	4.2%	23.4%	3.2%	13.7%	50.7%		100.0%

(1) From Standard & Poor’s, Moody’s or DBRS
(2) Prior to considering partnership interests in partially-owned properties
(3) Weighted average based on square feet

 (4) Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.8 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5) Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet

(6) CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

Brookfield Office Properties

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 9% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, less than 8% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 10 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2010 including our equity accounted investments:

	Currently Available								2017 & Beyond
(000's Sq. Ft.)		2010	2011	2012	2013	2014	2015	2016		Total
Midtown, New York	215	77	60	15	587	148	110	105	3,121	4,438
Downtown, New York	275	19	918	455	4,782	290	2,201	494	4,289	13,723
Boston	350	―	450	48	32	46	3	508	553	1,990
Washington, D.C.	451	62	206	586	390	1,390	410	117	2,580	6,192
Los Angeles	733	38	313	833	189	261	275	387	1,501	4,530
Houston	427	39	733	952	462	396	1,004	65	4,202	8,280
Toronto	401	289	388	601	1,504	299	623	690	4,014	8,809
Calgary	99	9	314	446	509	161	1,228	788	2,389	5,943
Ottawa	6	2	14	13	1,151	9	543	4	5	1,747
Denver	69	55	112	86	154	128	68	164	493	1,329
Minneapolis	204	16	61	129	145	202	178	345	1,250	2,530
Sydney	34	28	85	200	137	64	583	813	2,150	4,094
Melbourne	26	38	275	69	13	152	170	55	1,477	2,275
Perth	―	―	―	―	―	―	―	―	192	192
Other	40	8	110	59	116	46	218	56	600	1,253
Total Managed	3,330	680	4,039	4,492	10,171	3,592	7,614	4,591	28,816	67,325

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2010 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

INSURANCE RISKS
United States
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and industry standard deductibles for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

Brookfield Office Properties

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2010, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$700 million per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. This coverage is subject to a A$250,000 deductible. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS
Approximately 28% of our assets and 58% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of derivative contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars by incurring associated operating costs and interest expense in Canadian dollars. At September 30, 2010, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate this risk using similar methods discussed above. In the third quarter of 2010, we also acquired an economic interest in a portfolio of commercial properties in Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Australian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Australian dollars through debt agreements denominated in Australian dollars and from time to time, supplemented through the use of derivative contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged.

Brookfield Office Properties

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2010 and/or 2009, we used the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2010:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
September 30, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$3)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$53	5.0%	2012	nil	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	($1)	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	($1)	Interest payments on LIBOR debt
December 31, 2009	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is 11 years (2009 – nine years) as the hedged interest payments occur.

At September 30, 2010 and 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Dec 2010	GBP denominated net investment
Sept. 30, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.03/US$	($1)	Nov 2010	C$ denominated net investment
Sept. 30, 2010(1)	Foreign currency forward	Australian dollar	A$1,100	A$1.03/US$	($11)	Nov 2010	A$ denominated net investment
Dec. 31, 2009	—	—	—	—	—	—	—

(1)A$950 million of this notional amount is a related party transaction. See page 58 for related party information

In addition, as of September 30, 2010 we had designated C$600 million of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

Other derivatives
At September 30, 2010, we had an interest rate swap to fix the interest rate on an initial notional $1 billion of LIBOR based debt, which amortizes to $500 million over the term of the swap, at 1.38% expiring in August 2011.  The swap was not designated in a hedge relationship. The aggregate fair value of these contracts at September 30, 2010 was a loss of $5 million.  For the three and nine months ended September 30, 2010, a loss of $2 million and a loss of $7 million, respectively, in connection with the swap have been recorded in fair value gains (losses) (September 30, 2009 – losses of $7 million and $13 million).

Brookfield Office Properties

As of September 30, 2010, we had forward starting swaps to fix the rate on a notional of $300 million of refinancings at 3.01% starting in November 2010 for a period of seven years.  These forward starting swaps are not designated in a hedge relationship. For the three and nine months ended September 30, 2010, losses of $13 million and $18 million, respectively, in connection with the swap have been recorded in fair value gains (losses) (2009 – nil and nil).

As of September 30, 2010, we have forward rate swaps to fix the rate on a notional of A$470 million of BBSW debt at 5.68% expiring in July 2011. These forward starting swaps are not designated in a hedge relationship. The aggregate fair value of this contract at September 30, 2010 was a loss of A$2 million. Additionally, we have interest rate swaptions for a notional A$419 million, which rises to A$430 million over the course of the instrument, that exist at the option of the financiers to extend the term of the swaps for a period of five years, exercisable in July 2011. The swaptions are not designated in a hedge relationship. The aggregate fair value of this contract at September 30, 2010 was a loss of A$11 million.

At September 30, 2010, we had a total return swap under which we receive the returns on a notional 1,119,766 Brookfield Office Properties’ common shares. The fair value of the total return swap was a loss of $17 million at September 30, 2010 (December 31, 2009 - $14 million loss) based on the market price of the underlying shares at that date. For the three and nine months ended September 30, 2010, gains of $1 million and $4 million, respectively, in connection with the swap have been recorded in general and administrative expense (September 30, 2009 – gains of $3 million and $3 million).

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

Brookfield Office Properties

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
We adopted IFRS as our basis of financial reporting effective for the first quarter of 2010 with restatement of comparative periods, using a transition date of January 1, 2009. The impact of the adoption of IFRS on our financial position and results of operations is discussed beginning in Part II of this MD&A. The significant accounting policies followed on adoption of IFRS are included in Note 2 to the consolidated interim financial statements included in this report. Note 3 to the consolidated financial statements also includes a reconciliation of our equity, net income and comprehensive income as reported under Canadian GAAP and IFRS.

FUTURE ACCOUNTING POLICY CHANGES
Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of IFRS 9 on our financial statements.

Related Party Disclosures – revised definition of related parties
On November 4, 2009 the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. We are currently evaluating the impact of the change to IAS 24 on our financial statements.

CRITICAL ACCOUNTING POLICIES
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.  Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

U.S. Office Fund
Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity we established along with our joint venture partner, Blackstone, to acquire Trizec Properties Inc. We have determined that the Venture is a jointly controlled entity which is accounted for following the equity method of accounting as we have joint control, together with Blackstone, over the strategic financial and operating policy decisions relating to the activities of the Venture.

Brookfield Office Properties

Under the terms of our joint venture agreement with Blackstone, Blackstone has the option to call its sub-managed properties in exchange for its equity interest in the venture commencing in 2011 for a period of nine months. If Blackstone does not exercise this option, we have the option to put these properties to Blackstone in redemption for its equity in the venture for a period of 14 month commencing in 2013. On exercise of either the put or call, we are subject to the true-up to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. We have determined that our put option is a derivative financial instrument that is carried at fair value. Also, we have determined that our rights and obligations under the true-up represent a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value.

The carrying amounts of the put option and true-up are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement. The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed above.

Australian Portfolio
We hold an interest in the Australia portfolio through participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. We can convert these participating loan interests at any time into direct ownership interests in either the properties in the Australian portfolio or the property subsidiaries. Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, we have consolidated the assets, liabilities and results of operations of the property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we obtained a 68.4% controlling interest in Prime, an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and have recognized the non-controlling interest in the net assets of Prime in equity.

Tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

Revenue Recognition
We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Brookfield Office Properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when carrying value of the land exceeds its net realizable value. We estimate the net realizable value of our residential development inventory using estimates and assumptions about future selling prices and future development costs which take into account the specific development plans for each project and our best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Basis of consolidation
We have determined that we control WFP Forest Products Limited (“WFPL”), an entity that owns the limited partnership interest in our residential development subsidiary, Carma Developers LP, as we have retained the majority of the residual ownership risk of the assets of WFPL.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. Transactions with entities under common control that are not in the normal course of operations are measured at their carrying amount.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.4 million and $1.2 million, respectively, for the three and nine months ended September 30, 2010 (2009 - $0.4 million and $1.2 million). In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the three and nine months ended September 30, 2010 was nil and nil.

In the third quarter of 2010, we entered into an arrangement with BAM through which we obtained an economic interest through participating loan interests in 18 properties in Australia owned by another BAM subsidiary. As part of this transaction, we entered into a subordinated bridge acquisition facility with BAM for $560 million. We invested in participating loan interests of A$1,769 million and incurred a related liability to BAM in respect of one of the properties in the portfolio of $206 million. The initial net advance to BAM of A$1,557 million was made in the form of $377 million of cash, assumption of a $560 million bridge facility, transfer of equity securities valued at $223 million to BAM pursuant to an existing put arrangement, settlement of $277 million of loans receivable from BAM and assumption of other current liabilities of $60 million relating to movements in the Australian dollar to US dollar exchange rate from the date of committment to the closing of the transaction. The bridge facility bears interest at LIBOR plus 300 basis points and matures September 2011. As a result of this transaction, we recognized variable rate property level debt of $377 million payable to BAM and its subsidiaries.

In connection with our committment to invest in the Australian portfolio in the third quarter of 2010, we entered into a forward contract with BAM to purchase A$560 million fixed at $0.90/A$. Upon close of the transaction on September 27, 2010, this contract was settled for a gain of $34 million. On closing of the transaction, we also entered into foreign currency forward contracts with BAM for a notional amount of A$950 million during the third quarter of 2010.

Brookfield Office Properties

At September 30, 2010, we had approximately $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we have a $300 million line from BAM in the form of a two-year revolving credit facility that matures in December 2010. The outstanding balance on this facility at September 30, 2010 was nil (December 31, 2009 – nil). Interest expense related to this indebtedness, totaled nil and nil, respectively, for the three and nine months ended September 30, 2010 compared to nil and $1 million for the three and nine months ended September 30, 2009. We also had a balance on deposit with BAM with a balance of nil as of September 30, 2010, which earned interest at a rate of LIBOR plus 42.5 basis points (December 31, 2009 – $648 million). Interest income related to this loan totaled $1 million and $3 million, respectively, for the three and nine months ended September 30, 2010 (2009 – $0.5 million and $0.5 million).

In the first and second quarter of 2010, we entered into two total return swaps with BAM with a cash collateralized notional of $505 million. The value of the swap references the change in value of securities of a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities.

In the first quarter of 2010, the company entered into an option agreement with its parent under which a certain equity security could be sold to BAM for a price based on the company’s cost at anytime. This contract was settled on September 30, 2010 and $3 million of income was recognized.

The general partner of Brookfield TBird Holdings LP (the “LP”), which is responsible for the management and conduct of the LP, is a wholly-owned subsidiary of BAM. Under the terms of an agreement with the general partner, we were assigned $2 million of the general partner’s allocation of the return from the LP for management services.

We have a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2010. Interest income earned on this loan was nil and nil for the three and nine months ended September 30, 2010 (2009 – nil and nil, respectively).

DISTRIBUTIONS
Distributions paid by Brookfield Office Properties during the first three quarters of 2010 and the year ended December 31, 2009 are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Common shares	US$	$0.1400	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0208	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1142	0.0984	0.0984	0.4480
Class AAA Series E preferred shares	C$	0.1225	0.1016	0.0971	0.4267
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	0.4219	0.4219	0.4531
Class AAA Series N preferred shares	C$	0.3844	0.3844	0.2949	—

Brookfield Office Properties

Consolidated Balance Sheets

Unaudited (US Millions)	Note	Sept. 30, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	6	$11,433	$9,513	$8,965
Commercial developments	6	916	469	1,039
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	7	1,168	945	2,078
Other jointly controlled entities	8	1,292	891	887
Investments in associates	10	18	15	10
Participating loan interests	11	328	―	―
Residential development inventories	12	769	797	718
Other non-current financial assets	13	1,085	583	―
		17,009	13,213	13,697
Current assets
Residential development inventories	12	485	438	478
Receivables and other assets	14	847	1,341	595
Restricted cash and deposits	15	30	39	64
Cash and cash equivalents		140	104	109
		1,502	1,922	1,246
Assets held for sale	16	350	311	294
Total assets		$18,861	$15,446	$15,237

Liabilities Non-current liabilities
Commercial property debt	17	$5,524	$4,525	$5,368
Residential development debt	18	24	19	55
Capital securities – corporate	19	1,031	1,009	882
Capital securities – fund subsidiaries		―	―	265
Other non-current financial liabilities	20	112	117	―
Other non-current liabilities	21	172	172	―
Deferred tax liabilities	23	535	516	560
		7,398	6,358	7,130
Current liabilities
Commercial property debt	17	1,626	626	661
Residential development debt	18	467	158	379
Accounts payable and accrued liabilities	22	676	475	491
		2,769	1,259	1,531
Liabilities associated with assets held for sale	16	195	174	217
Total liabilities		10,362	7,791	8,878

Equity
Preferred equity	24	561	304	45
Common equity	24	6,878	6,514	5,778
Total shareholders’ equity		7,439	6,818	5,823
Non-controlling interests	24	1,060	837	536
Total equity		8,499	7,655	6,359
Total liabilities and equity		$18,861	$15,446	$15,237

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Office Properties

Consolidated Statements of Income

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2010	2009(1)	2010	2009(1)
Total revenue	25	$458	$380	$1,296	$1,037
Net operating income
Commercial operations	25	175	171	526	486
Residential operations	25	32	21	80	40
		207	192	606	526
Interest and other income	25	30	10	64	34
		237	202	670	560
Expenses
Interest
Commercial property debt		74	76	221	222
Capital securities – corporate		14	13	43	39
General and administrative		30	26	89	80
Depreciation		3	3	10	9
Income from continuing operations before gains and other items, fair value gains (losses), share of net earnings (losses) from equity accounted investments and income tax expense (benefit)		116	84	307	210
Gains and other items	26	―	―	―	151
Fair value gains (losses)	27	36	(408)	48	(1,030)
Share of net earnings (losses) from equity accounted investments	28	60	8	358	(703)
Income (loss) before income taxes		212	(316)	713	(1,372)
Income tax expense (benefit)	23	36	(28)	96	(55)
Net income (loss) from continuing operations		176	(288)	617	(1,317)
Income (loss) from discontinued operations	16	(2)	(4)	8	2
Net income (loss)		$174	$(292)	$625	$(1,315)

Net income (loss) attributable to
Common shareholders		$156	$(288)	$562	$(1,289)
Non-controlling interests		18	(4)	63	(26)
		$174	$(292)	$625	$(1,315)
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.29	$(0.65)	$1.04	$(3.23)
Discontinued operations		―	(0.01)	0.02	0.01
		$0.29	$(0.66)	$1.06	$(3.22)
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.28	$(0.65)	$0.98	$(3.23)
Discontinued operations		―	(0.01)	0.02	0.01
		$0.28	$(0.66)	$1.00	$(3.22)

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Office Properties

Consolidated Statements of Comprehensive Income

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2010	2009(1)	2010	2009(1)
Net income (loss)	$174	$(292)	$625	$(1,315)
Foreign currency translation
Unrealized foreign currency translation gains (losses) of foreign operations	137	164	100	257
Net gains (losses) on hedges of investments in foreign operations, net of income taxes for the three and nine months ended September 30, 2010 of $5 million and $2 million, respectively (2009 – nil and nil, respectively)	(52)	(60)	(19)	(104)
Reclassification to earnings of foreign exchange loss	―	―	―	3
	85	104	81	156
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2010 of $6 million and $6 million, respectively (2009 – $1 million and $1 million, respectively)	27	(2)	28	(4)
Reclassification of (gains) losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2010 of $5 million and $5 million, respectively (2009 – nil and nil, respectively)	(28)	―	(28)	1
	(1)	(2)	―	(3)
Other comprehensive income (loss)	84	102	81	153
Comprehensive income (loss)	$258	$(190)	$706	$(1,162)

Comprehensive income (loss) attributable to
Common shareholders	240	(186)	643	(1,136)
Non-controlling interests	18	(4)	63	(26)
	$258	$(190)	$706	$(1,162)

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Office Properties

Consolidated Statements of Changes in Equity

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2010	2009(1)	2010	2009(1)
Preferred equity
Balance, beginning of period		$561	$45	$304	$45
Proceeds from shares issued on share offering		―	259	257	259
Balance, end of period	24	$561	$304	$561	$304

Common equity
Common shares
Balance, beginning of period		$3,305	$2,276	$3,303	$2,274
Dividend reinvestment		1	1	2	3
Proceeds from shares issued on exercise of options		3	1	4	1
Proceeds from shares issued on share offering		―	1,022	―	1,022
Balance, end of period		3,309	3,300	3,309	3,300
Contributed surplus
Balance, beginning of period		―	7	10	4
Non-controlling interests repurchased		―	―	9	―
Non-controlling interests issued in excess of redemptions		―	―	(22)	―
Stock-based compensation awards		1	1	4	4
Balance, end of period		1	8	1	8
Retained earnings
Balance, beginning of period		3,235	2,397	3,025	3,509
Net income (loss) attributable to common shareholders		156	(288)	562	(1,289)
Shareholder distributions
Preferred share dividends		(10)	(1)	(27)	(2)
Common share dividends		(70)	(70)	(211)	(180)
Non-controlling interests issued in excess of redemptions		―	―	(38)	―
Balance, end of period		3,311	2,038	3,311	2,038
Accumulated other comprehensive income (loss)
Balance, beginning of period		173	42	176	(9)
Other comprehensive income (loss) attributable to common shareholders		84	102	81	153
Balance, end of period	24	257	144	257	144
Total common equity	24	$6,878	$5,490	$6,878	$5,490

Total shareholders’ equity		$7,439	$5,794	$7,439	$5,794

Non-controlling interests
Balance, beginning of period		$959	$785	$837	$536
Net income (loss) attributable to non-controlling interests		18	(4)	63	(26)
Foreign currency translation		15	38	3	45
Non-controlling interests issued		68	―	166	264
Non-controlling interests repurchased		―	―	(9)	―
Balance, end of period	24	$1,060	$819	$1,060	$819

Total equity		$8,499	$6,613	$8,499	$6,613

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Office Properties

Consolidated Statements of Cashflow

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2010	2009(1)	2010	2009(1)
Operating activities
Net income (loss)		$174	$(292)	$625	$(1,315)
Share of undistributed net (earnings) losses from equity accounted investments		(59)	(8)	(325)	703
Fair value (gains) losses		(27)	418	(35)	1,043
Deferred income tax expense (benefit)		17	(36)	53	(87)
Gains and other items	26	―	―	―	(151)
Depreciation		3	3	10	9
Accretion of debt discount and transaction costs		3	2	5	5
Stock option and deferred share units grant expense	29	1	1	4	4
Initial direct leasing costs		(1)	(7)	(8)	(20)
Increase (decrease) in housing and land inventory		(34)	(11)	(36)	(15)
Working capital and other		21	31	(16)	―
		98	101	277	176
Financing activities and capital distributions
Commercial property debt arranged		130	―	160	242
Commercial property debt repayments		(110)	―	(186)	(222)
Corporate credit facilities arranged		168	―	168	212
Corporate credit facilities repayments		―	(330)	―	(439)
Land development debt arranged		189	6	386	60
Land development debt repayments		(38)	(135)	(77)	(165)
Non-controlling interest contributions arranged – fund subsidiaries		―	―	―	4
Distributions to non-controlling interests		―	(2)	(1)	(18)
Common shares issued		―	1,016	―	1,016
Preferred shares issued		―	259	257	259
Preferred share dividends		(10)	(1)	(27)	(2)
Common share dividends		(69)	(69)	(209)	(177)
		260	744	471	770
Investing activities
Purchase of financial assets		―	―	(436)	―
Proceeds from sale of financial assets		―	―	100	―
Distributions from associates		―	―	137	―
Investment in real estate joint ventures		―	―	(68)	―
Loans receivable from affiliate		―	(625)	(50)	(625)
Loans receivable – other		―	2	―	22
Acquisitions of real estate		―	―	(2)	―
Investment in Australian portfolio	5	(337)	―	(337)	―
Restricted cash and deposits		7	―	9	24
Capital expenditures – development and redevelopment		(3)	(31)	(17)	(100)
Capital expenditures – commercial properties		(12)	(4)	(48)	(40)
		(345)	(658)	(712)	(719)
Increase (decrease) in cash resources		13	187	36	227
Opening cash and cash equivalents		127	149	104	109
Closing cash and cash equivalents		$140	$336	$140	$336

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Office Properties

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY
Brookfield Properties Corporation (“Brookfield” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America and Australia and develops residential land. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting common shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
International Financial Reporting Standards (“IFRS”) requires an entity to adopt IFRS in its first annual financial statements under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The company will make this statement when it issues its 2010 annual financial statements. These financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company expects to adopt in its consolidated financial statements for the year ending December 31, 2010.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period are described in Note 4.

(c)	Basis of consolidation
The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity and results of the company’s subsidiaries are shown separately in equity in the consolidated balance sheet.

(d)	Investments in joint ventures and associates
(i)	Interests in joint ventures
A joint venture is a contractual arrangement pursuant to which the company and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The company reports its interests in jointly controlled entities using the equity method of accounting.  Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss.  When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the company discontinues recognizing its share of further losses.  An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the company undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the financial statements and classified according to their nature.

Where the company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the company and jointly controlled entities in which it has an interest are not eliminated in the consolidated balance sheet.

(ii)	Investments in associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the company’s financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for

Brookfield Office Properties

the company’s proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the associates, less any identified impairment loss. When the company’s share of losses of an associate equals or exceeds its interest in that associate, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the company, profits and losses are eliminated to the extent of the company’s interest in the relevant associate. Balances outstanding between the company and associates are not eliminated in the consolidated balance sheet.

(e)	Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations” are met.

(f)	Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. The profit or loss arising on sale of a disposal group will be recognized as discontinued operations.

(g)	Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when the carrying value of the land exceeds its net realizable value. Net realizable value is based on projections of future cash flows which take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

The cost of residential development inventories includes borrowing costs directly attributable to projects under active development. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average capitalization rate for the company’s other borrowings to eligible expenditures. Borrowing costs are not capitalized on residential developments where no development activity is taking place. Residential development inventories are considered

Brookfield Office Properties

current assets when active development begins at which time they are classified as land under development or housing inventory; land held for development is considered non-current.

(h)	Taxation
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(i)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

(j)	Foreign currencies
The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(k)	Share-based payments
The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the options on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(l)	Revenue recognition

(i)	Commercial operations
The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Residential operations

Brookfield Office Properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue
The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

  (m)   Financial instruments and derivatives
Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Participating loan notes	Loans and receivables	Amortized cost(1)
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
Derivative assets	FVTPL	Fair value
Loans receivable	Loans and receivables	Amortized cost
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Equity installment receivable	Loans and receivables	Amortized cost
Residential receivables	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(1)
Residential development debt	Other liabilities	Amortized cost
Capital securities – corporate	Other liabilities	Amortized cost
Capital securities – fund subsidiaries	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
U.S. Office Fund true-up obligation	Other liabilities	Amortized cost(1)
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

(1) Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition of the foreign subsidiary.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes, are recognized in fair value gains (losses) or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(n)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(o)	Critical judgments in applying accounting policies

Brookfield Office Properties

The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the financial statements:

Brookfield Office Properties

(i)      Investment in U.S. Office Fund

The company’s investment in the U.S. Office Fund (the “Fund”) is described in Note 7.  The critical judgments made in accounting for the Fund relate to the company’s determination that the venture is subject to joint control based on the rights assigned to the company and its joint venture partners under the joint venture agreement, the classification of certain of the investments in the venture as liabilities or equity, the identification of contractual provisions in the joint venture agreement that are accounted for separately as financial instruments under IAS 39, “Financial Instruments – Recognition and Measurement” (“IAS 39”), the measurement of the transactions related to the reorganization of the Fund which was completed in the second quarter of 2009 (the “reorganization”), and the classification of gains or losses resulting from reorganization in earnings or equity, as well as the period in which such amounts are recognized.

(ii)	Investment in Brookfield Office Properties Australia
The company’s investment in BOPA Holdings Ltd. (“BOPA”) is described in Note 5. The critical judgments made in the accounting for this investment relate to the company’s determination that the economic interests held by BOPA in certain entities represent controlling interests in those entities, the accounting for certain related financial instruments as a single combined instrument, the identification of the terms of embedded derivatives within the company’s participating loan interests, the recognition of certain amounts paid to the company’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

(iii)  Income taxes
The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries in respect of which deferred income taxes are recognized.  Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

(iv)   Leases
The company’s policy for revenue recognition on commercial properties is described in Note 2(l)(i).  In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases.  The company has determined that all of its leases are operating leases.

(v)    Investment property
The company’s accounting policies relating to investment property are described in Note 2(e).  In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(vi)    Financial instruments
The company’s accounting policies relating to financial instruments are described in Note 2(m).  The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39 to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

(vii)  Basis of consolidation
The company owns 100% of the non-voting common shares of WFP Forest Products Limited (“WFPL”), a joint venture which principally owns the limited partnership interest in a residential development subsidiary, Carma Developers LP, and has determined that WFPL is a special purpose entity.  Judgment is involved in determining that WFPL is a special purpose entity that is within the scope of SIC Interpretation 12, “Consolidation – Special Purpose Entities”, and in determining that, in substance, the company retains the majority of the residual ownership risk of the net assets of WFPL.

(p)           Critical Accounting Estimates and Assumptions
The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assetsand liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates andassumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

Brookfield Office Properties

(i)     Investment property
The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 6.

(ii)    Financial instruments
As discussed in Note 7, in accounting for its interest in the Fund the company recognizes the value of its option and the cash adjustment payments under the put and call arrangement and related true up payment as financial instruments.  The carrying amounts of these financial instruments are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement. The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed in Note 6.

The company also has financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related commercial properties.

The company holds other financial instruments that represent equity interests in commercial properties that are measured at FVTPL. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

(iii)   Residential developments
The company estimates the net realizable value of its residential development inventory using estimates and assumptions about future selling prices and future development costs. Also, estimates of future development costs are used to allocate current development costs across phases and communities.

NOTE 3: TRANSITION TO IFRS
The company has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS the company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s consolidated financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. The company will ultimately prepare its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening IFRS balance sheet and the December 31, 2009 comparative balance sheet presented in the consolidated financial statements for the year ending December 31, 2010 may differ from those presented at this time.

(a) Elected exemptions from full retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)     Business combinations
The company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations” retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)    Fair value or revaluation as deemed cost
The company has elected to measure owner-occupied property at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet.

(iii)  Cumulative translation differences
The company has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iv)   Share-based payment transactions
The company has elected to apply IFRS 2, “Share-based Payments” (“IFRS 2”) to equity instruments granted after November 7, 2002 that have not vested by the transition date.

(b) Mandatory exceptions to retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

Brookfield Office Properties

(ii)   Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliation of equity as reported under Canadian GAAP and IFRS
The following is a reconciliation of the company’s total equity reported in accordance with Canadian GAAP to its total equity in accordance with IFRS at the transition date:

(Millions)		Share Capital	Contributed Surplus		Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate		Non-Controlling Interests	Total Equity
As reported under Canadian GAAP - Dec. 31, 2008		$ 2,274	$	―	$ 1,098	$(7)	$ 3,365	$45	$	―	$3,410
Reclassification of non-controlling interests to shareholders’ equity	(i)	―		―	―	―	―	―		593	593

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―		―	2,795	―	2,795	―		147	2,942
Basis of accounting	(iii)	―		―	18	―	18	―		(168)	(150)
Financial instruments	(iv)	―		―	(25)	―	(25)	―		―	(25)
Revenue recognition	(v)	―		―	3	―	3	―		―	3
Deferred taxes	(vi)	―		―	(378)	―	(378)	―		(36)	(414)
Cash flow hedges	(vii)	―		―	(10)	10	―	―		―	―
Cumulative translation differences	(viii)	―		―	12	(12)	―	―		―	―
Borrowing costs	(ix)	―		―	―	―	―	―		―	―
Other		―		4	(4)	―	―	―		―	―
As reported under IFRS – Jan. 1, 2009		$ 2,274		$4	$ 3,509	$(9)	$ 5,778	$45		$536	$6,359

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at September 30, 2009:

(Millions)		Share Capital	Contributed Surplus	Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate		Non-Controlling Interests	Total Equity
As reported under Canadian GAAP - Sept. 30, 2009		$ 3,300	$4	$ 1,052	$36	$ 4,392	$304	$	―	$4,696
Reclassification of non-controlling interests to shareholders’ equity	(i)	―	―	―	―	―	―		925	925

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―	―	1,149	―	1,149	―		120	1,269
Basis of accounting	(iii)	―	―	42	―	42	―		(195)	(153)
Financial instruments	(iv)	―	―	63	―	63	―		―	63
Revenue recognition	(v)	―	―	―	―	―	―		―	―
Deferred taxes	(vi)	―	―	(254)	―	(254)	―		(31)	(285)
Cash flow hedges	(vii)	―	―	(10)	10	―	―		―	―
Cumulative translation differences	(viii)	―	―	12	98	110	―		―	110
Borrowing costs	(ix)	―	―	(3)	―	(3)	―		―	(3)
Other		―	4	(13)	―	(9)	―		―	(9)
As reported under IFRS – Sept. 30, 2009		$ 3,300	$8	$ 2,038	$144	$ 5,490	$304		$819	$6,613

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:

(Millions)		Share Capital	Contributed Surplus	Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate		Non-Controlling Interests	Total Equity
As reported under Canadian GAAP - Dec. 31, 2009		$ 3,303	$6	$ 1,158	$55	$ 4,522	$304	$	―	$4,826
Reclassification of non-controlling interests to shareholders’ equity	(i)	―	―	―	―	―	―		938	938

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―	―	2,010	―	2,010	―		146	2,156
Basis of accounting	(iii)	―	―	31	―	31	―		(220)	(189)
Financial instruments	(iv)	―	―	74	―	74	―		―	74
Revenue recognition	(v)	―	―	23	―	23	―		―	23
Deferred taxes	(vi)	―	―	(247)	―	(247)	―		(27)	(274)
Cash flow hedges	(vii)	―	―	(12)	12	―	―		―	―
Cumulative translation differences	(viii)	―	―	12	109	121	―		―	121
Borrowing costs	(ix)	―	―	(12)	―	(12)	―		―	(12)
Other		―	4	(12)	―	(8)	―		―	(8)
As reported under IFRS – Dec. 31, 2009		$ 3,303	$10	$ 3,025	$176	$ 6,514	$304		$837	$7,655

Brookfield Office Properties

(i)	Reclassification of non-controlling interests to shareholders equity
IAS 1, “Presentation of Financial Statements” (“IAS 1”) requires non-controlling interests to be classified as a component of equity.  Under Canadian GAAP non-controlling interest was classified outside of equity.

(ii)	Investment property
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The company has elected to use the fair value model. This adjustment to retained earnings represents the cumulative unrealized gain in respect of the company’s investment property, net of the de-recognition of related intangible assets and liabilities which are inherently reflected in the fair value of commercial property, and the reclassification of straight-line rent receivable. This adjustment also includes fair value adjustments, determined in a similar manner as for commercial properties and commercial developments, related to the company’s share of investment properties in the U.S. Office Fund and other jointly controlled entities. The company’s investment in the U.S. Office Fund and other jointly controlled entities were either consolidated or proportionately consolidated under Canadian GAAP and are accounted for following the equity method under IFRS.

(iii)	Basis of accounting
The company’s interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “venture”), an entity established by the company and its joint venture partner, The Blackstone Group (“Blackstone”). The venture owns a portfolio of commercial properties which are sub-managed by Brookfield and Blackstone. The company and Blackstone have joint control over the strategic financial and operating policy decisions relating to the activities of the venture and, accordingly, the company has determined it is a jointly controlled entity which is accounted for following the equity method of accounting. The company manages the Brookfield sub-managed portfolio on behalf of the venture, and manages the interest in the Fund on behalf of a consortium of investors which it leads.

Following a re-organization of the investors’ interests in the Fund (the “reorganization”) which was completed in the second quarter of 2009 (refer to Note 7 for a description of the reorganization), the company’s interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC, which in turn holds a 60% equity interest in the venture.  Prior to the re-organization, the company’s interest in the Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 39% equity interest in a subsidiary of the venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

Under Canadian GAAP, the company consolidated the venture as, through its subsidiaries, it was the most closely associated member of a related party group that absorbed the majority of the variability of the venture. Blackstone’s interest in the venture was considered a liability and was included in capital securities – fund subsidiaries at redemption value, which was measured as the carrying amount of the net assets of the Blackstone sub-managed portfolio. The results of operations of the Blackstone sub-managed portfolio were allocated to Blackstone through interest expense on capital securities – fund subsidiaries.  As a result, the company’s net income effectively reflected the results of the Brookfield sub-managed portfolio and the non-controlling interests therein attributed to its partners. Under IFRS, the company accounts for its investment in the Fund principally based on its legal ownership of the venture and its subsidiaries. The venturers’ exit rights under the put and call arrangement, which effectively results in the allocation of cumulative cash flows to the venturers based on their respective sub-managed portfolios, are accounted for as financial instruments (discussed further in Note 3(c)(iv)).  As a result, on transition to IFRS an adjustment is required to record the company’s share of earnings of the Fund to date based on legal ownership and to establish the related financial instruments at fair value.

In connection with the reorganization, the company recognized a $39 million gain under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of non-controlling equity interest in the Fund. Under IFRS no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. The company did, however, recognize a bargain purchase gain of approximately $159 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that the company received in the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investment in a subsidiary of the venture. The adjustment to December 31, 2009 retained earnings also reflects the cumulative amortization of the excess of the carrying amount of the company’s investment in the venture over the inside basis carrying amount of its net assets.

Brookfield Office Properties

(iv)	Financial instruments
IAS 39 outlines recognition and measurement principles in respect of financial assets and liabilities which differ from Canadian GAAP in respect of the following instruments:

Secured loans
Under IFRS the company designated its secured loans as FVTPL on the basis that these financial assets are managed and performance evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009.

Commercial property debt
Under Canadian GAAP certain participating commercial property debt was being accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separate from the host instrument. Under IFRS, the participation feature is an embedded derivative that would be accounted for separately as FVTPL.

U.S. Office Fund put and call arrangement
Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption of Blackstone’s equity in the venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. The company’s put option is a derivative financial instrument classified as FVTPL and presented in non-current financial assets. The company’s obligation under the true-up represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

Prior to the reorganization, the company did not hold a direct investment in the venture and therefore was not legally a party to the put and call arrangement. Accordingly, the company first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The U.S. Office Fund option was not separately recognized under Canadian GAAP and the true-up was accounted for on an accrual basis. Under IFRS, the U.S. Office Fund option meets the definition of a derivative which is carried at FVTPL. Similarly, the true-up is a financial liability carried at amortized cost following the effective interest method with an embedded derivative for the property value portion thereof, which is also carried at FVTPL.

(Millions)	Dec. 31, 2009	Sept. 30, 2009	Jan. 1, 2009
Secured loans	$7	$—	$—
Commercial property debt	(29)	(25)	(25)
U.S. Office Fund option and true-up	96	88	—
Total adjustments related to financial instruments	$74	$63	$(25)

(v)	Revenue recognition
Under Canadian GAAP, when a tenant has agreed to a termination settlement in respect of a lease agreement any revenue in connection therewith is recognized when the tenant vacates the property. Under IFRS, an assessment is made using the criteria listed in IAS 18, “Revenue” (“IAS 18”) in order to determine the appropriate period in which to recognize this income. This adjustment represents the recognition of termination income and related receivable in the period which had not yet been recognized for Canadian GAAP purposes.

(vi)	Deferred taxes
The increase in deferred income tax liabilities under IFRS compared with Canadian GAAP primarily relates to the increased carrying values of the company’s commercial properties and commercial developments, including those properties within unconsolidated tax transparent joint ventures. The deferred income tax liability under IFRS is determined by applying tax rates to temporary differences that are consistent with the company’s expectation that the method of realization will be through owning and operating its properties rather than through sale.

(vii)	Cash flow hedges

As a result of the change in the basis of accounting for the Fund discussed in item Note 3(c)(iii) above, certain derivatives designated as cash flow hedges under Canadian GAAP have been de-designated resulting  in an adjustment to retained earnings.

Brookfield Office Properties

(viii)	Cumulative translation differences
The company elected to set the cumulative translation amount of $12 million under Canadian GAAP to zero upon transition to IFRS. This has been reflected as a reclassification between AOCI and retained earnings and thus does not affect reported equity. The company has recognized cumulative translation adjustments of $121 million and $110 million at December 31, 2009 and September 30, 2009, respectively, from translating the assets and liabilities of foreign subsidiaries, as measured under IFRS, to U.S. dollars.

(ix)	Borrowing costs
As a result of the adoption of IFRS and in accordance with IAS 23, “Borrowing Costs” (“IAS 23”), certain borrowing costs are no longer capitalized.

(d)           Reconciliation of Net Income As Reported Under Canadian GAAP and IFRS
The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and three and nine months ended September 30, 2009.

	Three months ended		Nine months ended	Year ended
(Millions)	Note	Sept. 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Net income as reported under Canadian GAAP		$38	$136	$317
Differences increasing (decreasing) reported amount:
Investment property	(i)	(351)	(1,669)	(841)
Basis of accounting	(ii)	(18)	24	13
Revenue recognition	(iii)	—	(3)	21
Financial instruments	(iv)	(8)	88	99
Lease accounting	(v)	1	—	1
Deferred taxes	(vi)	46	131	131
Capitalized costs	(vii)	—	(1)	(4)
Non-controlling interests	(viii)	12	22	58
Borrowing costs	(ix)	(1)	(3)	(12)
Other		(7)	(14)	(10)
Net loss attributable to common shareholders as reported under IFRS		$(288)	$(1,289)	$(227)

(i)	Investment property
In accordance with IFRS and the company’s policy choice, the company measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP commercial property was recorded at cost and depreciated over its estimated life.  In addition, the amortization of intangible assets and liabilities recognized on the acquisition of investment property was amortized to revenue under Canadian GAAP, which will no longer be the case under IFRS as the value of the intangible assets and liabilities are considered in the determination of the fair value of the investment property.

(ii)	Basis of accounting
As described in Note 3(c)(iii) this adjustment relates to the recognition of the company’s share of income from the Fund based on legal ownership interests rather than the Brookfield sub-managed portfolio.

(iii)	Revenue recognition
As described in 3(c)(v) this adjustment relates to the recognition of lease termination income in accordance with IAS 18.

(iv)	Financial instruments
As described in 3(c)(iv) this adjustment relates to the recognition and measurement of certain financial instruments which were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS.

Also as described in 3(c)(vii) certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in interest expense.

(v)	Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease. However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and as a result this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(vi)	Deferred taxes
The adjustment related to deferred taxes reflects the change in temporary differences resulting from the impact of the above differences between IFRS and Canadian GAAP.

Brookfield Office Properties

(vii)	Capitalized costs
Under IFRS, the date on which a development property is reclassified to a commercial property is when the asset is in the condition and capable of operating in the manner intended by management.  This date may be earlier as compared to Canadian GAAP and as a result there is an adjustment to recognize interest and other costs previously capitalized under Canadian GAAP into income under IFRS.

(viii)	Non-controlling interests
This adjustment reflects the impact of the preceding adjustments to the extent they relate to interests of other equity holders.

(ix)	Borrowing costs
As a result of the adoption of IFRS, and in accordance with IAS 23, certain borrowing costs related to residential operations are no longer capitalized.

(e)      Reconciliation of Comprehensive Income (loss) As Reported Under Canadian GAAP to IFRS
The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three and nine months ended September 30, 2009.

	Three months ended		Nine months ended	Year ended
(Millions)	Note	Sept. 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Comprehensive income as reported under Canadian GAAP		$82	$179	$379
Differences increasing (decreasing) reported comprehensive loss:
Differences in net income	(i)	(326)	(1,425)	(544)
Foreign currency translation	(ii)	58	110	121
Cash flow hedge de-designation	(iii)	—	—	2
Comprehensive loss attributable to common shareholders as reported under IFRS		$(186)	$(1,136)	$(42)

(i)	Differences in net income
Reflects the differences in net income under Canadian GAAP and IFRS as described in Note 3(d) for the respective periods.

(ii)	Foreign currency translation
Reflects the foreign currency exchange impact of IFRS adjustments during the respective periods.

(iii)	Cash flow hedge de-designation
As described in Note 3(c)(iii), the change in basis of accounting for the Fund has resulted in the de-designation of certain cash flow hedges.

(f)	Financial assets and liabilities
Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP with the exception of certain secured loans which have been designated as FVTPL under IFRS as compared with loans and receivables and measured at amortized cost under Canadian GAAP.

(g)	Changes to the cash flow statement
There were no material adjustments to the cashflow statement as a result of the conversion to IFRS.

(h)	Earnings per share
The company has the option to settle the principal amount of its outstanding capital securities – corporate in cash or a variable number of its own common shares. Under IFRS, the calculation of diluted earnings per share must be based on the presumption that these securities will settle by the issuance of common shares whereas under Canadian GAAP such potential common shares were excluded from the calculation of diluted earnings per share on the basis that the company’s past practice provided a reasonable basis that these securities would be settled in cash.

Brookfield Office Properties

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

Related Party Disclosures
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

NOTE 5: INVESTMENT IN BROOKFIELD OFFICE PROPERTIES AUSTRALIA
In the third quarter of 2010, the company entered into an arrangement with BAM through which it obtained an economic interest in a portfolio of properties in Australia (the “Australian portfolio”) owned by another BAM subsidiary. The company established BOPA, a wholly-owned subsidiary, to hold its interest in the Australian portfolio. Under the terms of the arrangement, BOPA advanced A$1.6 billion to BAM in exchange for participating loan interests that provide it with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio.  These participating loan interests are convertible by the company at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide the company with control over the property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by the company. Consistent with its policy for transactions with entities under common control, the company has measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide the company with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables. For details regarding the company’s funding of the initial net advance under the loans, refer to Note 34(f).

As a result of this arrangement, the company obtained a 68.4% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and has recognized the non-controlling interest in the net assets of Prime in its equity.

BOPA holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

NOTE 6: INVESTMENT PROPERTIES
	Sept. 30, 2010		Dec. 31, 2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$9,513	$469	$8,965	$1,039
Additions
Property acquisitions and investments	1,696	468	—	—
Capital expenditures	42	22	41	105
Initial direct leasing costs	11	—	34	—
Dispositions and reclassification to assets held for sale	(41)	—	(294)	—
Reclassification of commercial developments, net	—	—	697	(697)
Fair value gains (losses)	109	(46)	(389)	(85)
Foreign currency translation	84	3	446	107
Other changes	19	—	13	—
Balance at end of period	$11,433	$916	$9,513	$469

The company has determined fair values of commercial properties and commercial developments with an aggregate fair value of nil at September 30, 2010 (December 31, 2009 - $4,617 million) using valuations prepared by qualified external valuation professionals. The company determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

Brookfield Office Properties

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following tables:

	Sept. 30, 2010			Dec. 31, 2009			Jan. 1, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	7.60%	8.72%	12.25%	7.25%	8.80%	12.05%	7.00%	8.62%
Terminal cap rate	10.00%	5.50%	6.79%	10.00%	5.50%	6.87%	9.25%	5.70%	6.96%
Investment horizon (yrs)	15	2	10	15	2	10	15	2	10

Canada
Discount rate	8.75%	6.75%	7.37%	8.75%	6.75%	7.38%	8.50%	6.50%	7.26%
Terminal cap rate	8.00%	6.25%	6.65%	8.00%	6.25%	6.65%	7.75%	6.13%	6.58%
Investment horizon (yrs)	15	10	10	15	10	10	20	10	11

Australia
Discount rate	9.75%	9.00%	9.10%	—	—	—	—	—	—
Terminal cap rate	8.75%	7.00%	7.33%	—	—	—	—	—	—
Investment horizon (yrs)	10	10	10	—	—	—	—	—	—

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Included in commercial properties is $208 million (compared to $195 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases”.

Commercial properties with a fair value of approximately $3,689 million (December 31, 2009 - $2,758 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the three and nine months ended September 30, 2010, the company capitalized a total of $7 million and $22 million, respectively (2009 - $31 million and $108 million) of costs related to commercial developments. Included in this amount is $1 million and $3 million, respectively (2009 - $22 million and $78 million) of construction and related costs and $6 million and $19 million, respectively (2009 - $9 million and $30 million) of borrowing costs capitalized to the company’s commercial development sites for the three and nine months ended September 30, 2010. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.64% (2009 – 4.77%).

Investment properties with a fair value of $10.7 billion (December 31, 2009 – $9.5 billion) are pledged as security for commercial property debt. In addition, investment properties with a fair value of $1.2 billion (December 31, 2009 – nil) are pledged as security for liabilities of other subsidiaries of BAM as part of cross-collateralized financing pools that are also secured by investment properties owned by BAM that have a fair value of $1.0 billion.

Brookfield Office Properties

NOTE 7: INVESTMENT IN U.S. OFFICE FUND
The company’s investment in the Fund and proportionate ownership interest is as follows:

	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Investment in TRZ Holdings LLC	61%	61%	nil
Investment in TRZ Holdings II Inc. and subsidiaries	nil	nil	39%(2)
Economic interest in the Fund(1)	47%	47%	45%

(1)	Net of non-controlling interests held by the company’s co-investors in the Fund – refer to Note 24(e)
(2)	Economic interest is greater than legal ownership, as prior to the reorganization, the company’s share of acquisition financing was only approximately 25% of the total

In connection with the reorganization of ownership interests in the Fund, capital securities – fund subsidiaries, which consisted of partner contributions to the Fund by way of an unsecured debenture issued by BPOP (Canada) Inc., were redeemed for consideration in the form of a non-controlling equity interest in BPOP Holdings (U.S.) LLC. The non-controlling equity interest was initially recorded at its estimated fair value of $260 million which approximated the carrying amount of the redeemed debenture. Also as part of the reorganization, the company, through BPOP Holdings (U.S.) LLC, caused its indirect equity interest in TRZ Holdings II Inc. and $765 million of debt previously issued by BPOP (Canada) Inc. to be contributed to the venture in exchange for an approximate 60% indirect equity interest in the venture. The equity in the venture received, as well as the U.S. Office Fund option and true-up related to the put and call arrangement, were initially recognized at their estimated fair values. The excess of the initial carrying amount of the company’s interest in the venture over the venture’s underlying net assets of approximately $190 million, principally relating to a discount in respect of certain debt in the venture, will be recognized as an adjustment to the company’s share of the net earnings of the venture primarily over the remaining term of the aforementioned debt which matures in 2011.

The fair value of the U.S. Office Fund option to the company is estimated as the difference between the expected value of Blackstone’s interest in the venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date, discounted to the balance sheet date using the applicable risk-free discount rate. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up in respect of changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable risk-free discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method. Refer to Note 3(c)(iv) for a description of the U.S. Office Fund put and call arrangement, including the U.S. Office Fund option and the true-up.

Summarized financial information in respect of the venture is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$7,507	$6,873	$7,979
Commercial developments	44	244	220
Current assets	173	177	161
Total assets	7,724	7,294	8,360
Non-current liabilities
Commercial property debt	5,689	5,704	4,965
Current liabilities	277	287	324
Total liabilities	5,966	5,991	5,289
Net assets	$1,758	$1,303	$3,071
Company’s share of net assets(1)	$1,168	$945	$2,078

(1)
Includes $86 million at September 30, 2010 (December 31, 2009 - $142 million; January 1, 2009 – nil) representing the excess of the company’s carrying amount over its share of the net assets of the venture

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$221	$206	$645	$615
Expenses	(154)	(151)	(450)	(434)
Earnings before fair value gains (losses)	67	55	195	181
Fair value gains (losses)	36	37	294	(1,269)
Net earnings (losses)	$103	$92	$489	$(1,088)
Company’s share of net earnings (losses)(1)	$46	$48	$243	$(550)

(1)
Net of $20 million and $56 million for the three and nine months ended September 30, 2010 (2009 – $17 million and $30 million, respectively) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

Brookfield Office Properties

NOTE 8: INVESTMENT IN OTHER JOINTLY CONTROLLED ENTITIES
The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties and commercial developments that the company owns together with co-owners.

At September 30, 2010, the company had interests in the following jointly controlled entities, which have been accounted for following the equity method:

			Proportionate Ownership Interest
Name of Entity	Name of Property	Principal Purpose / Activity	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
BFP 245 Park Co. LLC	245 Park Avenue, NY	Property holding company	51%	51%	51%
WFP Tower D Co. LP	Four World Financial Center, NY	Property holding company	51%	51%	51%
2072790 Ontario Inc.	First Canadian Place, Toronto	Property holding company	25%	25%	25%
77 K Street Tower LLC(1)	77 K Street, Washington, D.C.	Property holding company	—	50%	50%
Latitude Landowner Pty Ltd	E&Y Centre, Sydney	Property holding company	50%	―	―
The 100 Bishopsgate Partnership	100 Bishopsgate, London	Development property holding company	50%	―	―

(1) In the second quarter of 2010, the company acquired its co-owners’ interest in 77 K Street in Washington, D.C., and, accordingly, now consolidates its interest in the property

WFP Tower D Co. LP is a joint venture between the company and an affiliate of the principal tenant of the property known as Four World Financial Center, New York. The ground lease on which the building is situated expires on June 17, 2069. WFP Tower D Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013.

2072790 Ontario Inc. is a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties Inc., which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$3,633	$3,210	$3,223
Commercial developments	154	—	—
Current assets	115	104	57
Total assets	3,902	3,314	3,280
Non-current liabilities
Commercial property debt	877	981	1,174
Other non-current liabilities	309	97	105
Current liabilities	158	278	32
Total liabilities	1,344	1,356	1,311
Net assets	$2,558	$1,958	$1,969
Company’s share of net assets	$1,292	$891	$887

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$112	$109	$333	$315
Expenses	(66)	(71)	(203)	(188)
Earnings before fair value gains (losses)	46	38	130	127
Fair value gains (losses)	(25)	(124)	35	(430)
Net earnings (losses)	$21	$(86)	$165	$(303)
Company’s share of net earnings (losses)	$13	$(41)	$80	$(156)

Brookfield Office Properties

NOTE 9: OTHER JOINTLY CONTROLLED ASSETS
The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its proportionate share of the related assets, liabilities, revenue and expenses of the properties following the proportionate consolidation method:

	Proportionate Ownership Interest
Jointly controlled assets	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Bankers Hall	50%	50%	50%
Bankers Court	50%	50%	50%
Bankers West Parkade (Development)	50%	50%	50%
Suncor Energy Centre	50%	50%	50%
2 Queen Street East	25%	25%	25%
151 Yonge Street	25%	25%	25%
Place de Ville I	25%	25%	25%
Place de Ville II	25%	25%	25%
300 Queen Street (Development)	25%	25%	25%
Jean Edmonds Towers	25%	25%	25%
Altius Centre	25%	25%	25%
Canadian Western Bank(1)	25%	25%	25%
Enbridge Tower(1)	25%	25%	25%
Brookfield Place – Retail & Parking	56%	56%	56%
Brookfield Place III (Development)	54%	54%	54%
Bishops See South Tower	50%	—	—
Southern Cross West Tower	50%	—	—
ATO World Square	50%	—	—
World Square Retail	50%	—	—
KPMG Tower	50%	—	—

(1)  These properties are classified as assets held for sale on the balance sheet

Summarized financial information in respect of the company’s interest in jointly controlled assets is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$2,315	$1,784	$1,720
Current assets	25	24	27
Assets held for sale	42	—	—
Total assets	2,382	1,808	1,747

Non-current liabilities	515	538	348
Current liabilities	204	87	157
Liabilities associated with assets held for sale	20	—	—
Total liabilities	739	625	505
Net assets	$1,643	$1,183	$1,242

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$57	$45	$161	$128
Expenses	(25)	(27)	(95)	(78)
Earnings before fair value losses	32	18	66	50
Fair value losses	(10)	(128)	(19)	(156)
Net earnings (losses)	$22	$(110)	$47	$(106)

Brookfield Office Properties

NOTE 10: INVESTMENTS IN ASSOCIATES
The company exercises significant influence over the following investments which have been accounted for using the equity method:

		Proportionate Ownership Interest
Name Of Entity	Principal Purpose / Activity	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Brookfield LePage Johnson Controls	Facilities management	40%	40%	40%
Oakridges	Residential development investment	23.75%	23.75%	23.75%
Brookfield TBird Holdings LP	Investment in secured loans	―	―	―

The company contributed its investment in bank debt that is secured by the equity in a portfolio of commercial properties in Washington, D.C. to Brookfield TBird Holdings LP (the “LP”) in exchange for a 55% non-controlling interest in the entity and cash consideration of $100 million. During the second quarter, the bank debt held by the LP was repaid and the LP realized a gain of approximately $98 million, of which the company’s share was $53 million. The company previously recognized $21 million of its share of the cumulative gains as fair value gains (losses) prior to contributing its investment in the debt to the LP as the debt was designated as FVTPL. The company’s investment in the LP, including realized gains, was returned in the second quarter of 2010.

Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Total assets	$137	$115	$98
Total liabilities	88	68	62
Net assets	$49	$47	$36
Company’s share of net assets	$18	$15	$10

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$120	$108	$346	$297
Expenses	(118)	(106)	(338)	(291)
Earnings before fair value gains	2	2	8	6
Fair value gains	―	―	58	―
Net earnings	$2	$2	$66	$6
Company’s share of net earnings	$1	$1	$35	$3

NOTE 11: PARTICIPATING LOAN INTERESTS
In the third quarter of 2010, the company obtained participating loan interests in connection with its investment in the Australia portfolio.  Refer to Note 5 for a description of the company’s investment in BOPA. The participating loan interests relate to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2010	Dec. 31, 2009		Jan. 1, 2009
Darling Park Complex (Sydney, Australia)	25%	$41	$	―	$	―
IAG House (Sydney, Australia)	50%	77		―		―
NAB House (Sydney, Australia)	30%	135		―		―
Bourke Place Trust (Sydney, Australia)	43%	75		―		―
Total		$328	$	―	$	―

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the results of operations and changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at September 30, 2010 is nil.

The company has the right to convert its participating loan interests into direct ownership interests in the underlying properties. Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$2,152	$ ―	$ ―
Current assets	44	―	―
Total assets	2,196	―	―

Non-current liabilities	1,207	―	―
Current liabilities	44	―	―
Total liabilities	1,251	―	―
Net assets	$945	$ ―	$ ―

Brookfield Office Properties

NOTE 12: RESIDENTIAL DEVELOPMENT INVENTORIES

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Land under development	$376	$337	$390
Housing inventory	109	101	88
Total current	485	438	478
Land held for development – non-current	769	797	718
Total	$1,254	$1,235	$1,196

During the three and nine months ended September 30, 2010, the company capitalized a total of $2 million and $5 million, respectively (2009 - $2 million and $8 million, respectively) of borrowing costs related to residential developments.

Residential developments of $701 million (December 31, 2009 - $767 million) are pledged as security for land development debt.

NOTE 13: OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Equity securities designated as AFS	$102	$102	$—
Derivative assets	323	346	—
Loans receivable	660	135	—
	$1,085	$583	$—

(a)      Equity securities designated as AFS
Following a transaction in the fourth quarter of 2009 that diluted the company’s ownership interest in 1625 Eye Street in Washington, D.C. by 90%, the company retained a 10% common equity interest, initially recorded at $10 million, and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, the company neither controls nor exercises significant influence over 1625 Eye Street and classifies this interest as AFS.

(b)      Derivative assets
Derivative assets includes the value of the company’s U.S. Office Fund option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the venture as discussed in Note 3(c)(iv).

(c)      Loans receivable
Loans receivable includes a nil at September 30, 2010 (2009 - $135 million) related to an investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012. In the first and second quarters of 2010, the company transferred loans with a principal value of $291 million to an associate, Brookfield TBird Holdings LP (refer to Note 10). These loans were designated as FVTPL.

At September 30, 2010, loans receivable includes the company’s indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. The company invested cash collateral of approximately $505 million for its interest in these debt securities. Loans receivable also includes a $138 million receivable from BAM upon the earlier of the company’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 14: RECEIVABLES AND OTHER ASSETS
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts receivable	$194	$194	$209
Loan receivable from affiliate(1)	49	648	—
Equity installment receivable	114	—	—
Residential receivables and other assets	304	343	241
Prepaid expenses and other assets	186	156	145
Total	$847	$1,341	$595

(1) See Note 33 for related party disclosures

Equity installment receivable is a receivable from unitholders of Prime. The installment receivable represents the final installment of A$2.24 per unit receivable on June 15, 2011. The installment receivable balance includes approximately an $85 million receivable from subsidiaries of BAM. Under the terms of the arrangement with BAM described in Note 5, the company has an obligation to reimburse BAM approximately $74 million upon receipt of the equity installment from its subsidiaries which has been presented in accounts payable and accrued liabilities.

Brookfield Office Properties

NOTE 15: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $30 million at September 30, 2010 (December 31, 2009 – $39 million and January 1, 2009 - $64 million).

NOTE 16: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
As of January 1, 2009, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment.

During the third quarter of 2010, the company also reclassified Enbridge Tower and Canadian Western Bank in Edmonton as held for sale on the balance sheet. These properties are not considered discontinued operations, and are therefore not reflected in the income (loss) from discontinued operations below.

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Investment properties	$349	$307	$290
Other assets	1	4	4
Assets held for sale	350	311	294

Commercial property debt	186	156	199
Other liabilities	9	18	18
Liabilities associated with assets held for sale	$195	$174	$217

The following table summarizes the income and cash flows from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$14	$15	$42	$41
Operating expenses	(8)	(8)	(22)	(22)
	6	7	20	19
Interest expense	(2)	(4)	(8)	(10)
Income from discontinued operations before fair value gains (losses)	4	3	12	9
Fair value gains (losses)	(6)	(7)	(4)	(7)
Income (loss) from discontinued operations	$(2)	$(4)	$8	$2
Income (loss) from discontinued operations per share – basic and diluted	$—	$(0.01)	$0.02	$0.01

Cash flows from operating activities	$(1)	$3	$5	$8
Cash flows used in investing activities	(17)	3	(16)	4
Cash flows used in financing activities	18	(6)	11	(12)

Brookfield Office Properties

NOTE 17: COMMERCIAL PROPERTY DEBT

	Sept. 30, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities
Corporate revolving facility	4.01%	$168	—	$—	1.54%	$221
Corporate term loan	5.75%	100	5.75%	100	2.94%	104
Bridge facility(1)	3.26%	560	—	—	—	—
Australian property loans(1)	7.81%	377	—	—	—	—

Secured Commercial Property Debt
Fixed rate	6.44%	4,275	6.34%	4,118	6.33%	4,090
Variable rate	4.86%	1,856	4.52%	1,089	4.44%	1,813
	5.80%	$7,336	5.94%	$5,307	5.55%	$6,228

Current Non-current		$1,626 5,524		$626 4,525		$661 5,368
Associated with assets held for sale		186		156		199
		$7,336		$5,307		$6,228

(1) See Note 33 for related party disclosures

The company’s commercial property debt is secured and non-recourse to the company other than the unsecured items noted above. Commercial property debt includes $1,744 million (2009 - $1,616 million) repayable in Canadian dollars of C$1,695 million (2009 - C$1,700 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,254 million (2009 - nil) repayable in Australian dollars of A$1,297 million (2009 - nil), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at September 30, 2010 is $55 million (December 31, 2009 - $54 million; January 1, 2009 - $49 million).

NOTE 18: RESIDENTIAL DEVELOPMENT DEBT

	Sept. 30, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Residential Development Debt
Fixed rate	5.56%	$27	6.04%	$28	5.76%	$30
Variable rate	4.36%	464	3.82%	149	3.92%	404
	4.41%	$491	4.01%	$177	3.87%	$434

Current		$467		$158		$379
Non-current		24		19		55
		$491		$177		$434

Land development debt is secured by the underlying properties of the company’s residential development business.

Brookfield Office Properties

NOTE 19: CAPITAL SECURITIES - CORPORATE
The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2010 (1)		Dec. 31, 2009(1)		Jan. 1, 2009
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―	$	―
Class AAA Series F	8,000,000	6.00%		194		190		163
Class AAA Series G	4,400,000	5.25%		110		109		109
Class AAA Series H	8,000,000	5.75%		194		189		162
Class AAA Series I	8,000,000	5.20%		194		190		164
Class AAA Series J	8,000,000	5.00%		194		190		163
Class AAA Series K	6,000,000	5.20%		145		141		121
Total				$1,031		$1,009		$882

(1) Net of transaction costs of $2 million at September 30, 2010 (December 31, 2009 - $3 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2) Owned by BAM; balance has been offset with a promissory note receivable from BAM – refer to Note 33

Capital securities – corporate includes $921 million (2009 – $900 million) repayable in Canadian dollars of C$948 million (2009 – C$947 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series E	Retractable at par	―	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016
(1)
Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)
Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)
Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)
Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 20: OTHER NON-CURRENT FINANCIAL LIABILITIES
The components of non-current financial liabilities are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Loan payable	$92	$92	$—
Other non-current liabilities	20	25	—
Total	$112	$117	$—

(a)      Loan payable
The loan payable of $92 million (December 31, 2009 - $92 million) matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. (Refer to Note 13(a)).

(b)       Other non-current financial liabilities
Other non-current financial liabilities represent the company’s obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to Note 3(c)(iv)). The carrying value of the true up includes an embedded derivative liability of $47 million (December 31, 2009 - $50 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

Brookfield Office Properties

NOTE 21: OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million was recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by the company at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs.

NOTE 22: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of the company’s accounts payable and accrued liabilities are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$565	$327	$352
Residential payables and accrued liabilities	111	148	139
Total	$676	$475	$491

Included in accounts payable and accrued liabilities is $74 million payable to BAM representing the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime. Refer to Note 14. Also included in accounts payable is approximately $60 million owed to BAM in connection with the investment in the Australian portfolio due to movements in the Australian dollar to US dollar exchange rate. Refer to Note 33.

NOTE 23: INCOME TAXES
The sources of deferred tax balances and movements are as follows:

		Recognized in
(Millions)	Dec. 31, 2009	Income	Equity	OCI	Sept. 30, 2010
Deferred tax assets related to non-capital losses and capital losses	$190	$(9)	$—	$3	$184
Deferred tax liabilities related to difference in tax and book basis, net	(706)	(44)	43	(12)	(719)
Net deferred tax liabilities	$(516)	$(53)	$43	$(9)	$(535)

The company and its Canadian subsidiaries have deferred tax assets of $43 million (December 31, 2009 - $50 million) that relate to non-capital losses which expire over the next 20 years and $72 million (December 31, 2009 - $76 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $69 million (December 31, 2009 - $64 million) that relate to net operating losses which expire over the next 20 years.

In the second quarter of 2010, the company released approximately $41 million of deferred tax liabilities in connection with the reorganization of certain of its Canadian commercial operations, together with non-controlling interests therein, under a newly formed Canadian REIT. The amount of deferred income tax liabilities released was determined in reference to the non-controlling interests’ share of taxable temporary differences giving rise to such deferred income tax liabilities as the earnings of the Canadian REIT are expected to be taxed at the investor level rather than in the REIT. Accordingly, the release of the deferred income taxes has been credited directly to non-controlling interests in equity. The company continues to recognize a deferred income tax liability in respect of its share of the REIT’s net assets. Refer to Note 24(e) for further details.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Current tax expense	$19	$8	$43	$32
Deferred tax expense (benefit)	17	(36)	53	(87)
Total income tax expense (benefit)	$36	$(28)	$96	$(55)

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Income tax expense (benefit) at the Canadian federal and provincial income tax rate of 31.0% (2009 – 33.0%)	$66	$(105)	$221	$(453)
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	5	14	13
Lower income tax rates in other jurisdictions	(29)	81	(115)	382
Foreign exchange gains and losses	(1)	(1)	(3)	(4)
Non-controlling interests in income of flow-through entities	(5)	(1)	(18)	6
Other	—	(7)	(3)	1
Total net	$36	$(28)	$96	$(55)

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 18% (2009 – 19%) and the Provincial income tax rate of 13% (2009 – 14%).

Brookfield Office Properties

NOTE 24: EQUITY
(a)      Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Common shares outstanding, beginning of period	501,363,940	391,118,440	392,805,608
Shares issued as a result of exercise of options	576,366	523,950	581,432
Shares issued as a result of equity offering	—	109,250,000	—
Dividend reinvestment	155,575	471,550	—
Shares repurchased for cancellation	(65,003)	—	(2,268,600)
Common shares outstanding, end of period	502,030,878	501,363,940	391,118,440

Total dividends in the period were $70 million or $0.14 per share. On October 27, 2010, the company declared common share dividends of $0.14 per share to be paid in the fourth quarter of 2010.

(b)      Accumulated other comprehensive income (loss)
As of September 30, 2010 and 2009, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $4 million (2009 – nil)	$268	$187	$—
Losses on derivatives designated as cash flow hedges, net of taxes of $11 million (December 31, 2009 - $5 million; January 1, 2009 - $5 million)(1)	(11)	(11)	(9)
Accumulated other comprehensive income (loss)	$257	$176	$(9)

(1)Includes losses of $1 million which will be reclassified to interest expense over the next 12 months

(c)      Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Net income (loss) from continuing operations	$176	$(288)	$617	$(1,317)
Non-controlling interests	(18)	4	(63)	26
Preferred share dividends	(10)	(1)	(27)	(2)
Net income (loss) from continuing operations available to common shareholders - basic	148	(285)	527	(1,293)
Dilutive effect of conversion of capital securities – corporate	14	―	43	―
Net income (loss) from continuing operations available to common shareholders – diluted	$162	$(285)	$570	$(1,293)

Net income (loss) attributable to common shareholders	$156	$(288)	$562	$(1,289)
Preferred share dividends	(10)	(1)	(27)	(2)
Net income (loss) available to common shareholders - basic	146	(289)	535	(1,291)
Dilutive effect of conversion of capital securities – corporate	14	―	43	―
Net income (loss) available to common shareholders – diluted	$160	$(289)	$578	$(1,291)

Weighted average shares outstanding – basic	501.7	439.4	501.6	407.2
Unexercised dilutive options	4.2	1.9	4.4	0.8
Conversion of capital securities – corporate	73.5	―	73.5	―
Weighted average shares outstanding – diluted(1)	579.4	441.3	579.5	408.0

(1)
The calculation of diluted per share amounts in 2009 excludes options for 13 million shares and the effects of settling the company’s capital securities – corporate in common shares as their inclusion would be anti-dilutive

(d)           Preferred equity
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A redeemable voting	14,202,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series L	11,500,000	6.75%	259	259	—
Class AAA Series N	11,000,000	6.15%	257	—	—
Total			$561	$304	$45

Brookfield Office Properties

During the first quarter of 2010, the company issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

(e)      Non-controlling interests
Non-controlling interests consist of the following:

(Millions)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Preferred equity – subsidiaries	$371	$363	$313
Other non-controlling interests	689	474	223
Total	$1,060	$837	$536

Preferred equity - subsidiaries
Subsidiaries’ preferred shares outstanding total $371 million (December 31, 2009 - $363 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$44	$43	$37
	3,816,527	Series J	70% of bank prime	93	91	78
	300	Series K	30-day BA + 0.4%	146	142	124
	2,847,711	Series M	70% of bank prime	69	68	58
	800,000	Series N	30-day BA + 0.4%	19	19	16
Total				$371	$363	$313

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

Other non-controlling interests
Other non-controlling interests include the amounts of common and preferred equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Common shares of BPO Properties Ltd.(1)	—	$—	$133	$144
Units of Brookfield Office Properties Canada(1)	9.4%	235	—	—
UCAR joint venture(2)	—	—	9	10
Limited partnership units of Brookfield Financial Properties LP	0.6%	29	27	26
Units of Brookfield Prime Property Fund(3)	31.6%	68	—	—
		332	169	180
Non-controlling interests – fund subsidiaries(4)		357	305	43
Total		$689	$474	$223

(1)	Canadian dollar denominated
(2)	50% joint venture with Carma Inc. to develop residential building lots in 2009 which was dissolved in the first quarter of 2010
(3)	During the third quarter of 2010, the company obtained a controlling 68.4% economic interest in the Brookfield Prime Property Fund. Refer to Note 5
(4)	Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

During the second quarter of 2010, the company’s principal Canadian commercial subsidiary, BPO Properties Ltd. (“BPO Properties”), reorganized certain of its assets under a newly formed REIT, Brookfield Office Properties Canada (“BOX”). In addition, the company transferred its wholly owned interest in Brookfield Place in Toronto into BOX for cash consideration, the assumption of debt and the issuance of Class B units in Brookfield Office Properties Canada LP, a partnership that holds the direct interests in BOX’s properties. In connection with this reorganization, the non-controlling interests in BPO Properties were exchanged for a non-controlling interest in BOX and the company’s effective ownership interest in net assets of BPO Properties that were not transferred to BOX increased to 100%. As the transaction did not result in a loss of control of either the assets contributed to BOX or Brookfield Place, any differences between the consideration exchanged among the company, BPO Properties and the non-controlling interest holders in BPO Properties, and the carrying amount of the net assets transferred have been recorded directly in equity, including any related tax effects.

Brookfield Office Properties

NOTE 25: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a)      Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue from commercial property operations	$297	$283	$884	$816
Revenue from residential development operations	133	96	359	207
	430	379	1,243	1,023
Interest and other income(1)	28	1	53	14
Total	$458	$380	$1,296	$1,037

(1) Excludes foreign exchange gains and losses associated with the company’s net Canadian dollar denominated monetary assets

(b)       Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$297	$283	$884	$816
Property operating costs	(122)	(112)	(358)	(330)
Commercial property net operating income	$175	$171	$526	$486

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

The company also earns fee revenue for property management, leasing and third party service fees. Fee revenue was $14 million and $47 million for the three and nine months ended September 30, 2010, respectively (2009 - $13 million and $37 million, respectively).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Not later than 1 year	$589	$740
Later than 1 year and not longer than 5 years	3,330	2,415
Later than 5 years	4,725	3,460
Total	$8,644	$6,615

Property operating costs for the three months ended September 30, 2010 includes $5 million (2009 - $5 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Sept. 30, 2010	Dec. 31, 2009
Not later than 1 year	$6	$22
Later than 1 year and not longer than 5 years	86	85
Later than 5 years	1,107	1,110
Total	$1,199	$1,217

(c)      Residential development operations
Residential development net operating income fluctuates depending on the timing of closings. The results of the company’s residential development operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Revenue	$133	$96	$359	$207
Expenses	(101)	(75)	(279)	(167)
Residential net operating income	$32	$21	$80	$40

Brookfield Office Properties

Residential expenses for the three and nine months ended September 30, 2010 includes $82 million and $218 million, respectively (2009 - $53 million and $116 million), representing the carrying value of land under development and housing inventory sold in the period and $19 million and $61 million (2009 - $22 million and $51 million) of other expenses, including $5 million and $14 million (2009 - $3 million and $7 million) of capitalized interest included in the carrying amount of properties sold in the period.

(d)           Interest and other income
Interest and other income was $30 million and $64 million, respectively, for the three and nine months ended September 30, 2010 (2009 - $10 million and $34 million). Of this amount, $17 million and $17 million, respectively, represents interest earned following the effective interest method in connection with the company’s indirect interest, through cash collateralized total return swaps entered into with BAM in debt securities secured by a portfolio of commercial properties, and $8 million and $23 million represents other interest income (2009 - $1 million and $9 million) with the remainder related to other income, including foreign exchange gains of $2 million and $11 million (2009 - $9 million and $20 million) resulting from the translation of foreign currency denominated net monetary liabilities of subsidiaries that have the US dollar as their functional currency.

NOTE 26: GAINS AND OTHER ITEMS
In April 2009, the company recognized a $154 million bargain purchase gain, net of transaction costs of $5 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally representing the excess of the fair value of the interest in the venture that the company received under the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investment in a subsidiary of the venture. Refer to Note 3(c)(iii) and Note 7 for further details.

Also during the second quarter of 2009, the company realized a $3 million foreign exchange loss resulting from a partial return of its net investment in a subsidiary whose functional currency is the Canadian dollar.

NOTE 27: FAIR VALUE GAINS (LOSSES)
The components of fair value gains (losses) are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
Investment properties
Commercial properties	$42	$(463)	$109	$(887)
Development properties	(6)	34	(46)	(35)
	36	(429)	63	(922)
Financial instruments
Loans receivable	—	—	21	—
U.S. Office Fund option	6	21	(23)	(108)
Other financial instruments designated as FVTPL	(6)	—	(13)	—
	—	21	(15)	(108)
Total	$36	$(408)	$48	$(1,030)

NOTE 28: SHARE OF NET EARNINGS (LOSSES) OF EQUITY ACCOUNTED INVESTMENTS
The components of net earnings (losses) of equity accounted investments are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2010	2009	2010	2009
U.S. Office Fund	$46	$48	$243	$(550)
Other jointly controlled entities	13	(41)	80	(156)
Associates	1	1	35	3
Total	$60	$8	$358	$(703)

Brookfield Office Properties

NOTE 29: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2010, the company granted 3,282,000 stock options (2009 - 6,241,505), under the Share Option Plan with a weighted average exercise price of $13.03 per share (2009 - $6.49 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 22, 2010. At the grant date, the options each had a weighted average fair value of $1.68 (2009 - $0.28) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2009 - 30%), a weighted average dividend yield of 5.0% (2009 – 5.0%) and a risk free interest rate of 2.5% (2009 – 2.3%). The resulting total compensation of $3 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At September 30, 2010, the company had a total of 1,210,333 deferred share units outstanding (December 31, 2009 – 1,174,748) of which 1,210,333 were vested (December 31, 2009 – 1,171,951).

Employee compensation expense related to the stock option and the deferred share unit plans for the three and nine months ended September 30, 2010 was $1 million and $4 million, respectively (2009 - $1 million and $4 million).

NOTE 30: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

NOTE 31: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at September 30, 2010, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 7.72%.

The following schedule details the components of the company’s capital as at September 30, 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.80%	5.94%	$7,336	$5,307
Residential development debt	4.41%	4.01%	491	177
Capital securities – corporate	5.42%	5.42%	1,031	1,009
Shareholders’ equity
Preferred equity - corporate	6.21%	6.20%	561	304
Common equity(3)	12.00%	12.00%	7,792	6,077
Other equity
Preferred equity - subsidiaries	5.20%	4.83%	371	363
Non-controlling interests – fund subsidiaries(4)	10.00%	10.00%	357	305
Non-controlling interests – other subsidiaries(5)	12.00%	12.00%	332	169
Total(6)	7.72%	7.89%	$18,271	$13,711

(1)As a percentage of average book value unless otherwise noted
(2)Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield’s common shares
(3)Underlying value determined on a market value basis
(4)Assuming 10% return on co-invested capital
(5)Assuming 12% return on co-invested capital
(6)In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces the company’s equity requirement and enhances its equity returns when financing certain commercial properties. The company currently has a level of indebtedness of 58% of fair value of its commercial properties. This level of indebtedness is considered by the company to be within its target.

Capital securities – corporate, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Non-controlling interest – fund subsidiaries – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios.  Non-controlling interest – fund subsidiaries represents investments by partners in consolidated fund subsidiaries.

Brookfield Office Properties

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and, at September 30, 2010, the company was in compliance with all of its covenants.

The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At September 30, 2010, the average term to maturity of the company’s commercial property debt was five years, compared to its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)(2)	$8,930	$268	$3,478	$2,477	$2,707
Capital securities - corporate(2)	1,239	208	92	459	480
Residential development debt	491	6	484	1	―
Other non-current financial liabilities	112	20	―	―	92

(1)Includes $186 million of debt associated with assets held for sale
(2)Includes repayment of principal and interest

Brookfield Office Properties

NOTE 32: FINANCIAL INSTRUMENTS
(a)      Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 29).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2010 and December 31, 2009:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
September 30, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$3)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$53	5.0%	2012	nil	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	($1)	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	($1)	Interest payments on LIBOR debt
December 31, 2009	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is 11 years (2009 – nine years) as the hedged interest payments occur.

At September 30, 2010 and December 31, 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Dec 2010	GBP denominated net investment
Sept. 30, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.03/US$	($1)	Nov 2010	C$ denominated net investment
Sept. 30, 2010(1)	Foreign currency forward	Australian dollar	A$1,100	A$1.03/US$	($11)	Nov 2010	A$ denominated net investment
Dec. 31, 2009	—	—	—	—	—	—	—

(1)A$950 million of this notional amount is a related party transaction. See Note 33 for related party disclosure

In addition, as of September 30, 2010, the company had designated C$600 million (December 31, 2009 – C$950 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

Other derivatives
At September 30, 2010, the company had an interest rate swap to fix the interest rate on an initial notional $1 billion of LIBOR based debt, which amortizes to $500 million over the tem of the swap, at 1.38% expiring in August 2011. The swap is not designated in a hedge relationship. The aggregate fair value of this contract at September 30, 2010 was a loss of $5 million. For the three and nine months ended September 30, 2010, a loss of $2 million and a loss of $7 million, respectively, in connection with the swap have been recorded in fair value gains (losses) (September 30, 2009 – losses of $7 million and $13 million).

Brookfield Office Properties

As of September 30, 2010, the company had forward starting swaps to fix the rate on a notional of $300 million of refinancings at 3.01% starting in November 2010 for a period of seven years. These forward starting swaps are not designated in a hedge relationship. For the three and nine months ended September 30, 2010, losses of $13 million and $18 million, respectively, in connection with these swaps have been recorded in fair value gains (losses) (2009 – nil and nil).

As of September 30, 2010, the company had forward rate swaps to fix the rate on a notional of A$470 million of BBSW debt at 5.68% expiring in July 2011. These forward starting swaps are not designated in a hedge relationship. The aggregate fair value of this contract at September 30, 2010 was a loss of A$2 million. Additionally, the company had interest rate swaptions for a notional A$419 million, which rises to A$430 million over the course of the instrument, that exist at the option of the financiers to extend the term of the swaps for a period of five years, exercisable in July 2011. The swaptions are not designated in a hedge relationship. The aggregate fair value of these contracts at September 30, 2010 was a loss of A$11 million.

At September 30, 2010, the company had a total return swap under which it receives the returns on a notional 1,119,766 of the company’s common shares. The fair value of the total return swap was a loss of $17 million at September 30, 2010 (December 31, 2009 - $14 million loss) based on the market price of the underlying shares at that date. For the three and nine months ended September 30, 2010, gains of $1 million and $4 million, respectively, in connection with the swap have been recorded in general and administrative expense (September 30, 2009 – gains of $3 million and $3 million).

Brookfield Office Properties

(b)           Fair value of financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.
The carrying value and fair values of the company’s financial instruments are summarized in the following table:

			Sept. 30, 2010				Dec. 31, 2009		Jan. 1, 2009
			Loans & receivables
	FVTPL	AFS	Other liabilities		Total		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value	Value	Value
Financial assets
Participating loan interests	―	―	$328	$328	$328	$328	―	―	―	―
Non-current financial assets
Equity securities designated as AFS	―	102	―	―	102	102	102	102	―	―
Derivative assets	323	―	―	―	323	323	346	346	―	―
Loans receivable	―	―	660	660	660	660	135	135	―	―
Receivables and other assets
Accounts receivable	―	―	194	194	194	194	194	194	209	209
Loan receivable from affiliate	―	―	49	49	49	49	648	648	―	―
Equity installment receivable	―	―	114	114	114	114	―	―	―	―
Residential receivables	―	―	304	304	304	304	343	343	241	241
Restricted cash and deposits	―	―	30	30	30	30	39	39	64	64
Cash and equivalents	―	―	140	140	140	140	104	104	109	109
	$323	$102	$1,819	$1,819	$2,244	$2,244	$1,911	$1,911	$623	$623
Financial liabilities
Commercial property debt	$55	―	$7,450	$7,281	$7,336	$7,505	$5,307	$5,188	$6,228	$6,304
Residential development debt	―	―	491	491	491	491	177	177	434	434
Capital securities – corporate	―	―	1,031	1,031	1,031	1,031	1,009	1,009	882	882
Capital securities – fund subsidiaries	―	―	―	―	―	―	―	―	265	265
Other non-current financial liabilities
Loan payable	―	―	92	92	92	92	―	―	―	―
Other non-current financial liabilities	47	―	(27)	(27)	20	20	25	25	―	―
Accounts payable and accrued liabilities	―	―	676	676	676	676	475	475	491	491
	$102	―	$9,713	$9,544	$9,646	$9,815	$6,993	$6,874	$8,300	$8,376

Brookfield Office Properties

(c)      Fair value hierarchy
The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sept. 30, 2010			Dec. 31, 2009			Jan. 1, 2009
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Non-current financial assets
Equity securities designated as AFS	―	$ 92	$ 10	—	$ 92	$ 10	—	—	—
Derivative assets	―	―	323	—	—	346	—	—	—
Loans receivable	―	―	―	—	135	—	—	—	—
Financial liabilities
Commercial property debt	―	―	55	—	—	54	—	—	49
Other non-current financial liabilities	―	―	47	—	—	50	—	—	—
(d)           Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Sept. 30, 2010
Corporate revolver	$2
Credit facility from BAM	—
BAM bridge loan	6
Term facility	1
Variable rate commercial property debt	22
Variable rate land development debt	5
Fixed rate commercial property debt due within one year	2
Total	$38

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $11 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk
The company is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar assets of approximately C$1.2 billion comprised of the company’s investment in foreign subsidiaries of approximately C$1.6 billion and net monetary liabilities of approximately C$400 million. At September 30, 2010, a 10% change in the U.S. to Canadian dollar exchange rate on the company’s investment in Canadian subsidiaries would have impacted other comprehensive income by approximately $142 million and a similar change in translation of the company’s net monetary liabilities would have impacted net income by approximately $38 million, on a pre-tax basis.

In the first quarter of 2010, the company established a holding company to hold investments in commercial and development properties in London, United Kingdom. As a result of its investment in the United Kingdom, the company is subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. The currency risk on these British pound denominated investments has been hedged with foreign currency forward contracts. A 10% change in the U.S. dollar to British pound exchange rate would have impacted other comprehensive income by approximately $7 million.

In the third quarter of 2010, the company invested in 18 properties in Australia through an entity that has the Australian dollar as its functional currency. The company is exposed to foreign currency risk on net Australian dollar assets of A$1.6 billion comprised of the company’s investment in the foreign subsidiary. At September 30, 2010, a 10% change in the U.S. to Australian dollar exchange rate on the company’s investment in its Australian subsidiary would have impacted other comprehensive income by approximately $140 million.

Brookfield Office Properties

Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,119,766 the company’s common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

(e)      Credit risk
The company's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in participating loan interests, other non-current financial assets, receivables and other, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $143 million of receivables and other through its investment in the U.S. Office Fund and other jointly controlled entities. Further, as discussed in Note 6, the company has exposure to the credit risk of certain subsidiaries of BAM as certain properties are pledged as collateral against cross-collateralized financing pools. This credit risk is limited to the carrying amount of the pledged assets of $1.2 billion.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms and, in certain instances, by obtaining guarantees from its parent or other credit-worthy subsidiaries of its parent.

Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.

Brookfield Office Properties

NOTE 33: RELATED PARTIES
Details of transactions and balances between the company and related parties are discussed below.

Loans to/from related parties
In the third quarter of 2010, the company entered into an arrangement with BAM through which it obtained an economic interest in 18 properties in Australia owned by another BAM subsidiary. As part of this transaction, the company entered into a subordinated bridge acquisition facility with BAM for $560 million. The company also has variable rate property level debt payable to another BAM subsidiary of $377 million as of September 30, 2010 that is due in May 2013. Upon close of the transaction, the company recognized a payable to BAM for $60 million due to movements in the Australian dollar to US dollar exchange rate from the date of committment to the closing of the transaction.

The company has a $300 million credit facility with BAM, the company’s parent. At September 30, 2010, the balance drawn on this facility was nil (December 31, 2009 – nil). Interest expense related to this indebtedness was nil and nil, respectively, for the three and nine months ended September 30, 2010 (2009 – nil and $1 million). Additionally, the company had approximately $15 million (December 31, 2009 – $15 million) of other indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness was nil and nil, respectively, for the three and nine months ended September 30, 2010 (2009 – nil and nil). The company also had an unsecured balance on deposit with BAM, which has a balance of nil as of September 30, 2010 and earned interest at a rate of LIBOR plus 42.5 basis points (December 31, 2009 – $648 million). Interest income related to this loan totaled $1 million and $3 million, respectively, for the three and nine months ended September 30, 2010 (2009 – $0.5 million and $0.5 million).

The company has a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2010. Interest income earned on this loan was nil and nil for the three and nine months ended September 30, 2010 respectively (2009 – nil and nil).

BAM owns $200 million of the company’s Class AAA Series E capital securities with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

See Note 13(c) for information on total return swaps entered into with BAM in connection with certain debt securities secured by a portfolio of commercial properties.

Derivative transactions
In the first quarter of 2010, the company entered into an option agreement with its parent under which a certain equity security could be sold to BAM for a price based on the company’s cost at anytime. This contract was settled on September 30, 2010 and $3 million of income was recognized.

In connection with the company’s commitment to invest in the Australian portfolio in the third quarter of 2010, the company entered into a forward contract with BAM to purchase A$560 million fixed at $0.90/A$. Upon close of the transaction on September 27, 2010, this contract was settled for a gain of $34 million. On closing of the transaction, the company also entered into foreign currency forward contracts with BAM for a notional amount of A$950 million during the third quarter of 2010. Refer to Note 32(a), foreign currency hedging.

Transactions with related parties
Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.4 million and $1.2 million, respectively, for the three and nine months ended September 30, 2010 (2009 - $0.4 million and $1.2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with BAM and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

The general partner of Brookfield TBird Holdings LP, which is responsible for the management and conduct of the LP, is a wholly-owned subsidiary of BAM. Under the terms of an agreement with the general partner, the company was assigned $2 million of the general partner’s return from the LP.

Brookfield Office Properties

NOTE 34: OTHER INFORMATION
(a) Supplemental cashflow information

	Three months ended Sept. 30				Nine months ended Sept. 30
(Millions)	2010		2009		2010	2009
Acquisitions of real estate	$	―	$	―	$39	$	―
Mortgages and other balances assumed on acquisition		―		―	(37)		―
Net acquisitions	$	―	$	―	$2	$	―
Cash taxes paid		$6		$4	$20		$20
Cash interest paid (excluding dividends on capital securities)		$87		$67	$253		$250

(b) In the second quarter of 2010, the company acquired an interest in loan receivables of $367 million through a cash collateralized total return swap (refer to Note 13(c)) in exchange for a reduction of loans receivable from affiliate of a corresponding amount.

(c) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

(d) During the three and nine months ended September 30, 2010, interest expense included $2 million and $5 million, respectively (2009 - $1 million and $6 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(e) Included in cash and cash equivalents is nil of short-term deposits at September 30, 2010 (December 31, 2009 – $3 million).

(f) In connection with the company’s investment in the Australian portfolio in the third quarter of 2010, the company invested in participating loan interests of A$1,769 million and incurred a related liability of A$212 million. The net initial advance of A$1,557 million was made in the form of $337 million of cash, assumption of a $560 million bridge facility, transfer of a $223 million interest in equity securities, settlement of $277 million loan receivable from affiliate and assumption of other liabilities of $60 million.

NOTE 35: SUBSEQUENT EVENTS
On July 30, 2010, the company announced its intention to divest of its residential land. In October 2010, the company announced a definitive agreement to sell the company’s residential land division for aggregate proceeds of approximately $1.2 billion in a transaction expected to be complete in January 2011.

Subsequent to September 30, 2010, the company issued 12 million Class AAA Series P preferred shares at C$25 per share for cash proceeds of C$300 million.

Brookfield Office Properties

NOTE 36: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States, Canada, and Australia within the commercial property business and the residential development business. In the first quarter of 2010, Brookfield established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of its U.S. platform and has been included as such until a platform is established in the United Kingdom. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial								Residential
United States			Canada		Australia			Development			Total
Sept. 30,		Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,		Sept. 30,		Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010		2009		2010	2009	2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$5,982	$5,777	$3,833	$3,736	$1,618	$	―	$	―	$ ―	$11,433	$9,513
Development properties	323	322	126	147	467		―		―	―	916	469
Equity accounted investments and participating loan interests
U.S. Office Fund	1,168	945	―	―	―		―		―	―	1,168	945
Other jointly controlled entities	1,032	888	1	3	259		―		―	―	1,292	891
Associates	―	―	18	15	―		―		―	―	18	15
Participating loan interests	―	―	―	―	328		―		―	―	328	―
Residential development inventories	―	―	―	―	―		―		769	797	769	797
Other non-current financial assets	947	583	―	―	138		―		―	―	1,085	583
	9,452	8,515	3,978	3,901	2,810		―		769	797	17,009	13,213
Current assets
Residential development inventories	―	―	―	―	―		―		485	438	485	438
Receivables and other	295	778	126	220	122		―		304	343	847	1,341
Restricted cash and deposits	24	37	1	1	―		―		5	1	30	39
Cash and cash equivalents	47	33	46	62	46		―		1	9	140	104
	366	848	173	283	168		―		795	791	1,502	1,922
Assets related to assets held for sale	308	311	42	―	―		―		―	―	350	311
Total Assets	$10,126	$9,674	$4,193	$4,184	$2,978	$	―		$1,564	$1,588	$18,861	$15,446

Liabilities
Non-current liabilities
Commercial property debt	3,972	2,909	1,072	1,616	480		―		―	―	5,524	4,525
Residential development debt	―	―	―	―	―		―		24	19	24	19
Capital securities – corporate	108	107	923	902	―		―		―	―	1,031	1,009
Deferred tax liability	250	224	300	385	1		―		(16)	(93)	535	516
Other non-current financial liabilities	172	172	―	―	―		―		―	―	172	172
Other non-current liabilities	112	117	―	―	―		―		―	―	112	117
	4,614	3,529	2,295	2,903	481		―		8	(74)	7,398	6,358
Current liabilities
Commercial property debt	296	626	556	―	774	(1)	―		―	―	1,626	626
Residential development debt	―	―	―	―	―		―		467	158	467	158
Accounts payable and other liabilities	314	226	103	101	148		―		111	148	676	475
	610	852	659	101	922		―		578	306	2,769	1,259
Liabilities related to assets held for sale	175	174	20	―	―		―		―	―	195	174
Total Liabilities	$5,399	$4,555	$2,974	$3,004	$1,403	$	―		$586	$232	$10,362	$7,791

(1) Includes $728 million relating to bridge facility and corporate credit facilities drawn upon to finance the initial investment

The investment property values in the United States, Canada and Australia at September 30, 2010 were $6,305 million, $3,959 million and $2,085 million, respectively (2009 - $6,099 million, $3,883 million and nil, respectively).

Brookfield Office Properties

The following summary presents segmented financial information for the company’s principal areas of business for the three months ended September 30:

Commercial						Residential
United States			Canada			Development			Total
Three months ended	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2010	2009	2010		2009		2010	2009	2010	2009
Revenue	$172	$185	$125		$98		$133	$96	$430	$379
Expenses	69	74	53		38		101	75	223	187
	103	111	72		60		32	21	207	192
Interest and other income	30	6	(1)		1		1	3	30	10
Net operating income from continuing operations	133	117	71		61		33	24	237	202
Interest expense
Commercial property debt	57	60	17		16		―	―	74	76
Capital securities - corporate	2	2	12		11		―	―	14	13
General and administrative expense	18	17	12		9		―	―	30	26
Depreciation	2	2	1		1		―	―	3	3
Income from continuing operations before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	54	36	29		24		33	24	116	84
Fair value gains (losses)	33	(256)	3		(152)		―	―	36	(408)
Share of net earnings (losses) from equity accounted investments	52	2	8		6		―	―	60	8
Income (loss) before income taxes	139	(218)	40		(122)		33	24	212	(316)
Income tax expense (benefit)	6	(9)	30		(19)		―	―	36	(28)
Income (loss) from continuing operations	133	(209)	10		(103)		33	24	176	(288)
Income (loss) from discontinued operations	(2)	(4)	―		―		―	―	(2)	(4)
Net income (loss)	131	(213)	10		(103)		33	24	174	(292)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	12	6	―		―		―	―	12	6
Net income (loss) attributable to non-controlling interests – other subsidiaries	1	(1)	5		(9)		―	―	6	(10)
Net income (loss) attributable to common shareholders	$ 118	$(218)	$5		$(94)		$33	$24	$156	$(288)
Capital expenditures – commercial properties	$ 6	$4	$6	$	―	$	―	$ ―	$12	$4
Capital expenditures – development properties	―	10	3		21		―	―	3	31

Total revenues earned in the United States and Canada for the three months ended September 30, 2010 were $173 million and $257 million, respectively (2009 - $186 million and $193 million, respectively).

In addition, the company’s investment in the Australian portfolio of $1.5 billion resulted in the consolidation of entities with commercial properties, commercial developments and equity accounted investments having an initial carrying amount of $1.6 billion, $467 million and $259 million, respectively.

Brookfield Office Properties

The following summary presents segmented financial information for the company’s principal areas of business for the nine months ended September 30:

Commercial								Residential
United States				Canada				Development			Total
Nine months ended	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2010		2009		2010		2009		2010	2009	2010	2009
Revenue	$518		$539		$366		$277		$359	$207	$1,243	$1,023
Expenses	203		217		155		113		279	167	637	497
	315		322		211		164		80	40	606	526
Interest and other income	56		25		1		5		7	4	64	34
Net operating income from continuing operations	371		347		212		169		87	44	670	560
Interest expense
Commercial property debt	165		185		56		37		―	―	221	222
Capital securities - corporate	6		6		37		33		―	―	43	39
General and administrative expense	48		51		41		29		―	―	89	80
Depreciation	6		5		4		4		―	―	10	9
Income from continuing operations before gains and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	146		100		74		66		87	44	307	210
Gains and other items	―		151		―		―		―	―	―	151
Fair value gains (losses)	76		(769)		(28)		(261)		―	―	48	(1,030)
Share of net earnings (losses) from equity accounted investments	353		(705)		5		2		―	―	358	(703)
Income (loss) before income taxes	575		(1,223)		51		(193)		87	44	713	(1,372)
Income tax expense (benefit)	26		(37)		70		(18)		―	―	96	(55)
Income (loss) from continuing operations	549		(1,186)		(19)		(175)		87	44	617	(1,317)
Income (loss) from discontinued operations	8		2		―		―		―	―	8	2
Net income (loss)	557		(1,184)		(19)		(175)		87	44	625	(1,315)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	52		(12)		―		―		―	―	52	(12)
Net income (loss) attributable to non-controlling interests – other subsidiaries	2		(5)		9		(9)		―	―	11	(14)
Net income (loss) attributable to common shareholders	$503		$(1,167)		$(28)		$(166)		$87	$44	$562	$(1,289)
Acquisition of real estate, net	$ 2	$	―	$	―	$	―	$	―	$ ―	$2	$ ―
Investment in real estate joint ventures, net	68		―		―		―		―	―	68	―
Capital expenditures – commercial properties	29		29		19		11		―	―	48	40
Capital expenditures – development properties	8		10		9		90		―	―	17	100

Total revenues earned in the United States and Canada for the nine months ended September 30, 2010 were $526 million and $717 million, respectively (2009 - $542 million and $481 million, respectively).

NOTE 37: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorized for issue on October 27, 2010.

Brookfield Office Properties

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2010	Symbol	Stock Exchange
Common Shares	502,030,878	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series E, F, G, H, I, J, K, L, N and P	15th day of March, June, September and December	Last business day of March, June, September and December

(1)All dividends are subject to declaration by the company’s Board of Directors

(2)Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2006	2007	2008	2009	2010
March 31	$ 0.12	$ 0.13	$ 0.14	$ 0.14	$ 0.14
June 30	0.13	0.14	0.14	0.14	0.14
September 30	0.13	0.14	0.14	0.14	0.14
December 31	0.13	0.14	0.14	0.14	0.14

(1)Adjusted to reflect the three-for-two stock split effective May 4, 2007

Brookfield Office Properties

Corporate Information

CORPORATE PROFILE
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its current portfolio is comprised of interests in over 100 properties totaling more than 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD OFFICE PROPERTIES
Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES
Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a Web site, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Office Properties